48

04024210

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Morgan Crucible Company

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 3387 FISCAL YEAR 1-4-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/12/04

Affecting lives



ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

AR/S
04 APR -8 AM 7:21 1-4-04

Contents

THIS DOCUMENT IS IMPORTANT AND NEEDS YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take with regard to this document, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional independent adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in The Morgan Crucible Company plc you should send this document, together with the accompanying proxy form(s) to the stockbroker or agent through whom you made the sale or transfer for transmission to the purchaser or transferee.

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Morgan

THE MORGAN CRUCIBLE COMPANY PLC

ANNUAL GENERAL MEETING

04 APR -8 AM 7:21

Authority To Purchase Own Shares

Adoption of New Employee Share Schemes

Amendments to Articles of Association

A letter from the Chairman of The Morgan Crucible Company plc is set out on pages 2 to 5.

The Notice of the Annual General Meeting is set out on pages 12 and 13 of this document

To be valid, forms of proxy for use at the meeting should be completed in accordance with the instructions printed thereon and returned to the Company's Registrars as soon as possible, but in any event so as to be received no later than 48 hours before the time appointed for the meeting.

THE MORGAN CRUCIBLE COMPANY PLC

(Registered in England No. 286773).

Registered Office:

Morgan House
Madeira Walk
Windsor
Berkshire
SL4 1EP

23rd March 2004

To holders of Ordinary Shares and for information only to holders of 5.5 per cent Cumulative First Preference Shares and 5 per cent Cumulative Second Preference Shares

Dear Shareholder,

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Friday 23rd April 2004 at the Oakley Court Hotel, Windsor Road, Water Oakley, Windsor, Berkshire SL4 5UR to transact the ordinary and special business of the meeting. Notice of the Annual General Meeting can be found on pages 12 and 13. The ordinary business to be proposed includes the re-election and appointment of certain Directors of the Company. Full details of each of the Directors to be re-elected and appointed can also be found on pages 24 and 25 in the report and accounts accompanying this document. The special business to be proposed is also set out in the Notice of Meeting and includes the renewal of the Directors' authority to allot shares and the disapplication of pre-emption rights in certain circumstances, the approval to buy back the Company's Ordinary shares in the market, the adoption of revised Articles of Association and the adoption of new employee share schemes. The resolutions dealing with both the ordinary and special business are set out in the Notice of the Annual General Meeting.

Only Ordinary shareholders may vote at the Annual General Meeting.

A form of proxy in respect of your holding, is enclosed with this letter. You are requested to complete all forms of proxy and return them to the Company's Registrars, **Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive no later than 10.30 a.m. on 21st April 2004.** Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the meeting.

Annual General Meeting

These explanatory notes are intended to explain the re-election of directors and the special business to be transacted at the Annual General Meeting.

Ordinary Resolutions 3, 4 and 5

Re-election of Directors

Mr. Joseph MacHale was appointed by the Board in the period since the last Annual General Meeting and in accordance with the Articles of Association of the Company being eligible, offers himself for re-election. Mr. MacHale was appointed a non-executive Director in October 2003 and Chairman of the Audit Committee in December 2003. He is a Chartered Accountant and has had international experience with JP Morgan Securities Limited. He was Chief Executive for Europe, Middle East and Africa in JP Morgan from 1997 to 2001. He is a Trustee and Treasurer of Macmillan Cancer Relief.

In addition Mr. D. C. Godwin and Sir Clive Whitmore will have been in office for three years (having last been re-elected in 2001) and therefore offer themselves for re-election. Mr Godwin joined the Board as a non-executive Director in July 1998 and had previously been a senior corporate partner at Cazenove & Co. Ltd. His other directorships include PZ Cussons plc, Great Portland Estates Plc and The Generics Group AG.

Sir Clive Whitmore was appointed as the senior non-executive Director in December 1998 after four years' service on the Board as a non-executive Director. He was previously Permanent Secretary at the Home Office and is a Director of N.M. Rothschild & Sons Limited. None of the non-executive Directors has a service contract with the Company although they do have Letters of Appointment which contain no obligations relating to any notice period.

As Chairman of the Board I am pleased to confirm that each of the non-executive directors proposed for re-election continues to be effective and to demonstrate commitment to the role including commitment of time for board and committee meetings and other duties.

Special Business

Ordinary Resolution 7

Authority to allot shares

The Company currently has an authority to allot equity securities which is due to lapse at the forthcoming Annual General Meeting. The Board is seeking to renew that authority over 96,692,828 Ordinary shares having an aggregate nominal amount of £24,173,207 representing 33.33 per cent of the issued Ordinary share capital of the Company as at 18th March 2004. If shares already reserved for issue, are omitted from the calculation, then the authority would represent 30.27 per cent of the Company's issued Ordinary share capital as at that date. The authority will lapse fifteen months from the passing of the resolution or at the next Annual General Meeting, whichever shall first occur. The Directors may issue new Ordinary shares on the exercise of options and the issue of shares pursuant to the Company's various employee share schemes and as necessary, as consideration for the acquisition of companies or businesses. The Directors have no present intention to issue any shares under the authority being sought except in connection with the Company's employee share schemes.

Ordinary Resolutions 8, 9, and 10

New Employee Share Schemes

In 2003 the Remuneration Committee which is comprised of Sir Alan Cox, Mr. D. C. Godwin, and Mr. L. Kylberg under the Chairmanship of Sir Clive Whitmore reviewed the existing Long Term Incentive Plan in conjunction with remuneration advisers, Inbucon Consulting. The current plan was originally introduced in 1995 and the Remuneration Committee would like to replace the plan which in any event would be due for renewal next year, as it believes that it no longer meets the needs of the business given the ongoing restructuring programme.

At the same time as looking at the Long Term Incentive Plan, the Remuneration Committee considered it appropriate to review the Company's other employee share schemes which consist of the Morgan Executive Share Option Scheme 1995, the Morgan Sharesave Scheme 1995, the Morgan Overseas Executive Share Option Scheme 1997 and the Morgan Share Purchase Plan. Although the 1995 schemes still have a year to run, it was considered more appropriate to renew all schemes now.

Following the Remuneration Committee review it is proposed to introduce the following new plans:

- The Morgan Crucible Long Term Incentive Plan 2004 (the "LTIP")
- The Morgan Crucible Executive Share Option Scheme 2004 (the "Option Scheme")
- The Morgan Crucible Sharesave Scheme 2004 (the "Sharesave Scheme")

It is intended that participation in the LTIP will be offered to the executive directors and approximately 40 other key executives. The intention is to offer annual awards of shares, which will only vest if the Company achieves predetermined total shareholder return targets.

The maximum value of the shares over which LTIP awards may be granted each year will not normally exceed one and half times the participant's base salary. LTIP awards will only vest to the extent that the Company's total shareholder return (TSR) can be viewed favourably when compared with that of its peers over the three years following the date of grant. The Company's TSR will be compared with the TSR of a group of comparator companies. 30% of an award will vest if the Company's TSR places it at the median of the group of comparators and an award will only vest in full if the Company's TSR places it in the upper quartile of the group of comparators.

The Option Scheme is intended for the next level of approximately 100 employees throughout the world. The Option Scheme will have both an Inland Revenue approved part and an unapproved part. The maximum value of shares over which an individual may receive options each year will not normally exceed one and a half times the participant's base salary. Like the LTIP, options will only vest to the extent that the Company's TSR can be viewed favourably when compared with that of its peers over the three years following the date of grant. 30% of an option will vest if the Company's TSR places it at the median of the group of comparators and an option will only vest in full if the Company's TSR places it in the upper quartile of the group of comparators.

The Sharesave Scheme will be broadly similar to the existing scheme and will allow employees to buy shares under option by making regular savings over a specified period.

The main terms of the LTIP, the Option Scheme and the Sharesave Scheme are summarised in the Appendices on pages 6 to 11.

The Remuneration Committee believes that the introduction of these schemes will help to align more closely employee reward with shareholder expectation. The Remuneration Committee intends to make awards under the LTIP and the Option Scheme as soon as practicable after the Annual General Meeting.

The Morgan Share Purchase Plan which received shareholder approval in 2000 with a ten year life span will be retained and extended to other countries overseas.

Special Resolution 11

Disapplication of pre-emption rights

This resolution gives authority to the Board to allot Ordinary shares for cash other than to existing shareholders in proportion to their existing holdings for a period not exceeding fifteen months from the date of the passing of the resolution or until the next Annual General Meeting, whichever shall first occur. The authority would be limited to 14,505,374 new Ordinary shares having an aggregate nominal amount of £3,626,343.50, representing five per cent of the Company's issued Ordinary share capital as at 19th March 2004.

Special Resolution 12

Purchase of Ordinary shares in the market

The Directors are seeking to renew shareholder approval to enable the Company to purchase some of the Company's Ordinary shares in the market. This approval was also secured at the Annual General Meeting held last year. The Directors would only exercise this authority if they were satisfied that a purchase would increase earnings per share and would be in the interests of members generally.

The proposed authority will be limited by the terms of the Special Resolution to the purchase of up to 43,487,113 Ordinary shares, which represents 14.99 per cent of the issued Ordinary share capital as at 19th March 2004. The minimum price payable per share would be its nominal amount (this being 25p) and the maximum price (exclusive of expenses) would be five per cent above the average of the middle market quotation of the Ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding any purchase.

Any such purchases would be made on the market and would be paid for out of distributable profits. Shares purchased would either be cancelled or (assuming that the Articles of Association are amended by special resolution 13) held as Treasury shares. The authorised Ordinary share capital figure would remain unaffected.

As at 19th March 2004 there are outstanding 8,867,146 options to subscribe for Ordinary shares which represents 3.06 per cent of the issued share capital as at that date. In the event that the Directors do exercise this authority in full, the outstanding options to subscribe for Ordinary shares would represent 3.60 per cent of the issued share capital as at that same date.

Details of any shares purchased pursuant to the proposed authority will be notified to a Regulatory Information Service as soon as possible and in any event by 7.30am on the business day following the purchase and the Registrar of Companies will be so notified within 28 days. Details will also be included in the Company's Annual Report in respect of the financial period in which any purchases take place.

The authority set out in this Special Resolution would expire fifteen months from the date of the passing of the Resolution or at the next Annual General Meeting, whichever shall first occur.

Special Resolution 13

The proposed amendments to the Articles of Association are summarised below:

(i) With effect from 1st December 2003, under the Companies Act (Acquisition of Own Shares (Treasury Shares) Regulations 2003), subject to its articles of association, a company is permitted to hold its own shares following their purchase and subsequently to sell or use for other purposes any shares so held. It is proposed to make amendments to the Articles in order to enable the Company to hold such shares, to be known as Treasury shares, as an alternative to cancelling them on purchase.

(ii) The Companies Act 1985 (Electronic Communications) Order 2000 (the 'Order') permits companies to send or receive documents by e-mail or to publish documents on their website. It also allows shareholders to communicate with companies by electronic communications. The Company is currently able to take advantage of the relevant provisions of the Order notwithstanding that they have not been incorporated into the Company's Articles of Association. However, it is regarded as best practice that companies should take appropriate steps to amend their articles of association specifically to facilitate the use of electronic communications. None of the proposed amendments will force either the Company or any individual shareholder to send or receive documents or notices by electronic communication. They merely permit this to occur where appropriate and where both the Company and the relevant shareholder agree.

(iii) It is proposed to amend the Articles to reflect that all of the 7.5 pence (net) Cumulative Convertible Redeemable Preference Shares of £1 each in the capital of the Company have been redeemed (on 31st July 2003) and that all of the Non Voting Deferred Ordinary Shares of 25 pence each in the capital of the Company will be redeemed on 31st March 2004.

Action to be taken

A form of proxy in respect of your holding for the meeting is enclosed with this letter. You are requested (whether or not you intend to attend the meeting) to complete the form of proxy enclosed with this letter in accordance with the instructions thereon and return it to the Company's Registrars, Capita Registrars (Proxies), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive no later than 48 hours before the relevant meeting. Completion and return of a proxy card will not preclude a shareholder from attending and voting at the relevant meeting.

Recommendation

Your Directors consider the above proposals to be in the best interests of the Company and its shareholders as a whole and accordingly recommend you to vote in favour of the resolutions to be proposed at the Annual General Meeting as they intend to do so in respect of their own beneficial shareholdings.

Yours sincerely,



Lars Kylberg
Chairman

APPENDICES

Appendix 1

Summary of the proposed principal terms of
The Morgan Crucible Long Term Incentive Plan 2004 ("the LTIP")

1. General

The operation of the LTIP will be supervised by the Company's Remuneration Committee.

Benefits under the LTIP are not transferable (except on death) and are not pensionable.

2. Eligibility

All employees, including full-time executive directors, of the Company and its subsidiaries, will be eligible to participate in the LTIP at the discretion of the Remuneration Committee. In practice, approximately 40 executives, including executive directors will participate.

3. Grant of awards

Awards may be granted at any time following the approval of the LTIP by shareholders provided that no awards may be made when there is a restriction on dealing pursuant to the Model Code on directors' dealings in securities as set out in the UKLA Listing Rules.

No awards may be made more than 10 years after the approval of the LTIP by shareholders.

4. Nature of awards

Awards will take the form of provisional awards of Ordinary shares in the Company or nil cost options. Awards will generally vest on the third anniversary of the date on which they are made, to the extent that performance conditions have been met.

5. New share limits

The total number of unissued shares over which awards may be made, when aggregated with the total number of shares issued pursuant to share awards or made issuable pursuant to options granted under any employees' share scheme in the ten years immediately preceding the date upon which an award is granted, shall not exceed ten per cent of the Company's issued shares at the date of grant.

The total number of unissued shares over which awards may be made, when aggregated with the total number of shares issued pursuant to share awards or made issuable pursuant to options granted under any discretionary share scheme in the ten years immediately preceding the date upon which an award is granted, shall not exceed five per cent of the Company's issued shares at the date of grant.

6. Individual limits

The maximum value of shares (as at the relevant dates of award) over which an individual may receive awards under the LTIP in any financial year shall not exceed 150% of his or her basic annual rate of pay unless the Remuneration Committee determines that there are exceptional circumstances, which justify awards of up to 200% of the participant's basic annual rate of pay.

7. Vesting of awards

An award will normally vest three years after the date of grant, but only to the extent that the performance conditions have been satisfied. Generally, the participant must also still be in the employment of the Company or a subsidiary at the date of exercise.

An award will be forfeited on cessation of employment unless the Remuneration Committee exercises its discretion otherwise. The Remuneration Committee will take into account the extent to which the performance conditions have been satisfied and the proportion of the performance period that has elapsed when determining the extent to which an award will vest.

8. Takeover, etc

Awards may also vest in the event of a takeover, merger or demerger, scheme of arrangement or voluntary winding up of the Company, taking into account the extent that the performance conditions have been satisfied and the proportion of the performance period that has elapsed. Alternatively, on a takeover, if the acquiring company agrees, participants may exchange their awards for awards of a similar value over shares in the acquiring company or its parent.

9. Performance conditions

The Remuneration Committee will impose objective conditions on the vesting of awards and it is proposed that such conditions will be imposed as reflect the guidelines of institutional investors from time to time.

At present, it is intended that the performance conditions will be based on the Company's total shareholder return compared to a peer group of FTSE 350 companies. Vesting will be as follows:

TSR Performance	Percentage of Award that vests
Below median	0%
Median	30%
Between median and upper quartile	Between 30% and 100% on a straight line
Upper quartile or above	100%

Performance will be measured over three financial years with the base measurement period normally being the financial year preceding the date of grant. To the extent that the performance condition has not been met after three years, the award will be forfeited. Furthermore, awards will only vest if the Remuneration Committee is satisfied that the Company's underlying financial peformance over the period justifies vesting. The performance criteria may be varied if events occur which cause the Committee to consider that the performance criteria have become unfair or impractical but provided that the new performance conditions are equally challenging. The Remuneration Committee may impose alternative conditions on future awards, provided that the new conditions are no less challenging.

10. Issue of shares

Awards may be granted over new or existing shares. Shares will be allotted or transferred to a participant within 30 days of vesting. Shares allotted upon the vesting of an award will, upon the holder's name being entered on the Company's register of members, rank *pari passu* with the then issued shares (save for any entitlements accruing to shares by reference to a record date preceding the date of entry on the register of members). The Company will apply for admission to the Official List, and to trading on the London Stock Exchange's market for listed securities, for new shares allotted pursuant to the LTIP.

11. Capital re-organisation

If the issued share capital of the Company is varied on a capitalisation issue, rights issue or sub-division, consolidation or reduction of capital, the Directors may, on the advice of the Company's auditors, adjust the number of shares comprised in each award.

12. Amendments

The Remuneration Committee may amend the LTIP except that the basis for determining a participant's entitlements under the LTIP, and any adjustments thereto in the event of a variation in capital may not be altered to the advantage of participants without the prior agreement of the Company in general meeting (except for minor amendments to benefit the administration of the LTIP, to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the Company or for members of the Group).

Appendix 2

Summary of the proposed principal terms of
The Morgan Crucible Executive Share Option Scheme 2004 ("the Option Scheme")

1. General

The operation of the Option Scheme will be supervised by the Company's Remuneration Committee.

The Option Scheme is in two parts: an Inland Revenue approved part under which options may qualify for favourable tax treatment and an unapproved part, with no tax advantages for UK participants. Other schedules may be added to comply with or take advantage of rules in other countries.

Benefits under the Option Scheme are not transferable (except on death) and are not pensionable.

2. Eligibility

All employees, including full-time executive directors, of the Company and its subsidiaries will be eligible to participate in the Option Scheme at the discretion of the Remuneration Committee. In practice, approximately 100 executives and senior managers will participate.

3. Grant of options

Options may be granted at any time following the approval of the Option Scheme by shareholders (or following Inland Revenue approval for approved options) provided that no awards may be made when there is a restriction on dealing pursuant to the Model Code on directors' dealings in securities as set out in the UKLA Listing Rules.

No options may be granted more than 10 years after the approval of the Option Scheme by shareholders.

4. Option price

The price at which a participant may subscribe for shares on the exercise of an option shall be the greater of:

- the nominal value of a share; and
- the average market value of a share on up to the five dealing days preceding the date of grant.

The price is subject to adjustment as specified in paragraph 11 below.

5. Plan limits

The total number of unissued shares over which options may be granted when aggregated with the total number of shares issued pursuant to share awards or made issuable pursuant to options granted under any employees' share scheme in the ten years immediately preceding the date upon which an option is granted, shall not exceed ten per cent of the Company's issued shares at the date of grant.

The total number of unissued shares over which options may be granted when aggregated with the total number of shares issued pursuant to share awards or made issuable pursuant to options granted under any discretionary share scheme in the ten years immediately preceding the date upon which an option is granted, shall not exceed five per cent of the Company's issued shares at the date of grant. The total number of shares which may be issued on the exercise of options granted under the Option Scheme shall not exceed 29 million shares.

6. Individual limits

The maximum value of shares (as at the relevant dates of grant) over which an individual may at any time hold approved options under the Option Scheme and any other Inland Revenue approved scheme shall not exceed £30,000 (or such other limit as appears from time to time in the relevant legislation).

No option may be granted to an individual if it would cause the aggregate exercise price of shares put under option to him or her in any financial year to exceed 150% of his or her basic annual rate of pay, unless the Remuneration Committee determines that there are exceptional circumstances which justify awards of up to 200% of the participant's basic annual rate of pay.

7. Exercise of options

An option will normally be exercisable between three and ten years after the date of grant, but only to the extent that the performance conditions have been satisfied. Generally, the participant must also still be in the employment of the Company or a subsidiary at the date of exercise.

An Inland Revenue approved option will lapse on cessation of employment unless the cessation is by reason of death, injury, disability, redundancy, retirement, or the participant's employer or business is sold out of the group or in other circumstances at the Remuneration Committee's discretion. Unapproved options will lapse on cessation of employment unless the Remuneration Committee exercises its discretion otherwise. The Remuneration Committee will take into account the extent to which the performance conditions have been satisfied and the proportion of the performance period that has elapsed when determining the extent to which an option may be exercised.

8. Takeover, etc

Options may also be exercised in the event of a takeover, demerger or merger, scheme of arrangement or voluntary winding up of the Company taking into account to the extent that the performance conditions have been satisfied and the proportion of the performance period that has elapsed. Alternatively, on a takeover, if the acquiring company agrees, participants may exchange their options for options of a similar value over shares in the acquiring company or its parent.

9. Performance conditions

The Remuneration Committee will impose objective conditions on the exercise of options, and it is proposed that such conditions will be imposed as reflect the guidelines of institutional investors from time to time.

At present, it is intended that the performance conditions will be based on the Company's total shareholder return compared to a peer group of FTSE 350 companies. Vesting will be as follows:

TSR Performance	Percentage of Award that vests
Below median	0%
Median	30%
Between median and upper quartile	Between 30% and 100% on a straight line
Upper quartile or above	100%

Performance will be measured over three financial years with the base measurement period normally being the financial year preceding the date of grant. To the extent that the performance condition has not been met after three years, the option will lapse. Furthermore, options will only vest if the Remuneration Committee is satisfied that the Company's underlying financial performance over the period justifies vesting. The performance criteria may be varied if events occur which cause the Committee to consider that the performance criteria have become unfair or impractical but provided that the new performance conditions are equally challenging. The Remuneration Committee may impose alternative conditions on future grants of options, provided that the new conditions are no less challenging.

10. Issue of shares

Options may be granted over new or existing shares. Shares will be allotted or transferred to a participant within 30 days of the exercise of an option. Shares allotted upon the exercise of an option will, upon the holder's name being entered on the Company's register of members, rank *pari passu* with the then issued shares (save for any entitlements accruing to shares by reference to a record date preceding the date of entry on the register of members). The Company will apply for admission to the Official List, and to trading on the London Stock Exchange's market for listed securities, for new shares allotted on exercise of an option.

11. Capital re-organisation

If the issued share capital of the Company is varied on a capitalisation issue, rights issue or sub-division, consolidation or reduction of capital, the Directors may, on the advice of the Company's auditors, adjust the number of shares comprised in each option and/or the relevant option price. If the option price, as adjusted, would be such that the same shall be less than the nominal value thereof then unless the Shareholders shall authorise the capitalisation from reserves of the Company of a sum equal to the amount by which the option price of each share subject to the grant of options shall fall short of the nominal value thereof, the option price shall be adjusted to no less than the nominal value of a share.

12. Amendments

The Remuneration Committee may amend the Option Scheme except that the basis for determining a participant's entitlements under the Option Scheme, and any adjustments thereto in the event of a variation in capital may not be altered to the advantage of participants without the prior agreement of the Company in general meeting (except for minor amendments to benefit the administration of the Option Scheme, to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the Company or for members of the Group) and/or to obtain or maintain Inland Revenue approval.

Appendix 3

Summary of the proposed principal terms of The Morgan Crucible Sharesave Scheme 2004 ("the Sharesave Scheme")

1. General

Application will be made to the Inland Revenue for approval of the Sharesave Scheme under the provisions of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003. This will enable options granted under the Sharesave Scheme potentially to benefit from favourable tax treatment.

The Directors will supervise the operation of the Sharesave Scheme.

Benefits under the Sharesave Scheme are not transferable (except on death) and are not pensionable.

2. Eligibility

All employees, including full-time executive directors, of the Company and its UK subsidiaries will be eligible to participate in the Sharesave Scheme.

3. Grant of options

Invitations to apply for options may be distributed within six weeks following Inland Revenue approval and subsequently during the six weeks following the preliminary announcement of the Company's final or the announcement of the Company's interim results to the UKLA and the London Stock Exchange for any financial period and at other times under exceptional circumstances. The Directors may limit the number of shares over which options may be granted in a particular invitation period. If there is an over-application for options, each applicant's allocation will be scaled down.

No options may be granted more than 10 years after the approval of the Sharesave Scheme by shareholders.

4. Option price

The price at which a participant may subscribe for shares on the exercise of an option shall be the greater of:

- the nominal value of a share; and
- 80% of the average market value of a share on up to the five dealing days preceding the date of grant.

The price is subject to adjustment as specified in paragraph 9 below.

5. Limits on the grant of options

The total number of unissued shares over which options may be granted when aggregated with the total number of shares issued pursuant to share awards or made issuable pursuant to options granted under any employees' share scheme in the ten years immediately preceding the date upon which an option is granted, shall not exceed ten per cent of the Company's issued shares at the date of grant.

6. Limits on participation by employees

An option holder must take out an appropriate savings contract under which regular savings contributions will be made over three or five years, which are (together with the any bonus or interest) sufficient to acquire the shares under the option. The monthly savings rate, when aggregated with the amount which an employee is saving at any time under any other contracts, may not be more than the statutory maximum, currently £250.

7. Exercise of options

An option may usually be exercised in the six months after the end of the three or five-year savings period.

Options may be exercised early in the event of injury, disability, retirement or redundancy or following the cessation of employment three years after the date of grant.

Options may also be exercised in the event of a takeover, scheme of arrangement or voluntary winding up of the Company. Alternatively, on a takeover, if the acquiring company agrees, participants may exchange their options for options of a similar value over shares in the acquiring company or its parent.

Where options are exercised early, they may only be exercised using the proceeds of the savings contract at the time.

8. Issue of shares

Options may be granted over new or existing shares. Shares will be allotted or transferred to a participant within 30 days of the exercise of an option. Shares allotted upon the exercise of an option will, upon the holder's name being entered on the Company's register of members, rank *pari passu* with the then issued shares (save for any entitlements accruing to shares by reference to a record date preceding the date of entry on the register of members). The Company will apply for admission to the Official List, and to trading on the London Stock Exchange's market for listed securities, for new shares allotted on exercise of an option.

9. Capital re-organisation

If the issued share capital of the Company is varied on a capitalisation issue, rights issue or sub-division, consolidation or reduction of capital, the Directors may, on the advice of the Company's auditors, adjust the number of shares comprised in each option and/or the relevant option price. If the option price, as adjusted, would be such that the same shall be less than the nominal value thereof then unless the shareholders shall authorise the capitalisation from reserves of the Company of a sum equal to the amount by which the option price of each share subject to the grant of options shall fall short of the nominal value thereof, the option price shall be adjusted to no less than the nominal value of a share.

10. Amendments

The directors may amend the Sharesave Scheme except that the basis for determining a participant's entitlements under the Sharesave Scheme, and any adjustments thereto in the event of a variation in capital may not be altered to the advantage of participants without the prior agreement of the Company in general meeting (except for minor amendments to benefit the administration of the Scheme, to take account of changes in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the Company or for members of the Group) and/or to obtain or maintain Inland Revenue approval.

Note:

These Appendices summarise the main features of the rules of The Morgan Crucible Long Term Incentive Plan 2004, The Morgan Crucible Executive Share Option Scheme 2004 and The Morgan Crucible Sharesave Scheme 2004, but do not form part of them and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the rules. Copies of the rules will be available for inspection at the registered office of the Company during usual business hours on weekdays (Saturdays, Sundays and Bank Holidays excepted) up to the date of the meeting, and at the meeting itself. The Directors reserve the right up to the time of the meeting to make such amendments and additions, as they may consider necessary or desirable, provided that such amendments and additions do not conflict in any material respect with the summary set out in the Appendices.

THE MORGAN CRUCIBLE COMPANY PLC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the seventieth Annual General Meeting of the Company will be held at the Oakley Court Hotel, Windsor Road, Water Oakley, Windsor, Berkshire SL4 5UR on Friday 23rd April 2004 at 10.30 a.m. for the following purposes:

1. To receive the Report of the Directors and the Accounts for the year ended 4th January 2004

2. To approve the Remuneration Committee Report, as set out in the Report and Accounts for the year ended 4th January 2004

3. To re-elect Mr J. MacHale as a Director

4. To re-elect Mr D. Godwin as a Director

5. To re-elect Sir Clive Whitmore as a Director

6. To reappoint KPMG Audit Plc as Auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the members and authorise the Directors to determine their remuneration

Special Business:

To consider and, if thought fit, pass the following resolutions:

Ordinary Resolutions

7. 'THAT the authority conferred on the Directors by Article 9(3) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution and for that period the "section 80 amount" is £24,173,207.'

8. 'THAT the Morgan Crucible Long Term Incentive Plan 2004 the basic features of which are summarised in Appendix 1 of the Chairman's Letter to Shareholders dated 23rd March 2004 be and is hereby approved and the Directors be and are hereby authorised to do all acts and things which they consider necessary or desirable to bring the same into effect, and to make such amendments as they may consider necessary for that purpose.'

9. 'THAT the Morgan Crucible Executive Share Option Scheme 2004, the main features of which are summarised in Appendix 2 of the Chairman's Letter dated 23rd March 2004 be and is hereby approved and the Directors be and are hereby authorised to do all acts and things which they consider necessary or desirable to bring the same into effect, and to make such amendments as they may consider necessary for that purpose including amendments necessary to obtain the approval of the Scheme by the Inland Revenue under the provisions of the Income Tax (Earnings and Pensions) Act 2003.'

10. 'THAT the Morgan Crucible Sharesave Scheme 2004, the main features of which are summarised in Appendix 3 of the Chairman's Letter to Shareholders dated 23rd March 2004 be and is hereby approved and the Directors be and are hereby authorised to do all acts and things which they consider necessary or desirable to bring the same into effect, and to make such amendments as they may consider necessary for that purpose including amendments necessary to obtain the approval of the Scheme by the Inland Revenue under the provisions of the Income Tax (Earnings and Pensions) Act 2003.'

Special Resolutions

11. 'THAT the power conferred on the Directors by Article 9(4) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution and for that period the "section 89 amount" is £3,626,343.50.'

12. 'THAT the Directors of the Company be and they are hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) of Ordinary shares of 25p each in the issued share capital of the Company ('Ordinary shares') provided that:

    (a) the maximum aggregate number of Ordinary shares authorised to be purchased is 43,487,113 (representing 14.99 per cent of the issued Ordinary share capital of the Company);

    (b) the minimum price which may be paid for an Ordinary share (exclusive of expenses) is 25p;

    (c) the maximum price which may be paid for an Ordinary share (exclusive of expenses) is an amount equal to 105 per cent of the average of the middle market quotations for an Ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;

(d) this authority shall expire 15 months from the date of the passing of this Resolution or at the conclusion of the next Annual General Meeting whichever shall first occur; and

(e) the Company may make a contract to purchase Ordinary shares under this authority which will or may be executed wholly or partly after the expiry of this authority and may make a purchase of Ordinary shares in pursuance of such a contract.'

13. 'THAT the existing Articles of Association of the Company be and are hereby amended by adopting the regulations set forth in the printed document produced to this meeting and signed by the Chairman for the purposes of identification as the Articles of Association of the Company, in substitution for and to the exclusion of the existing Articles of Association.'

Registered Office:	
Morgan House	By Order of the Board
Madeira Walk	D.J. Coker
Windsor	Secretary
Berkshire	
SL4 1EP	23rd March 2004

Notes:

1. A member of the Company entitled to attend and vote at the Meeting may appoint in writing a proxy or proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. Members (and any proxies or representatives they appoint) agree, by attending the Meeting, that they are expressly requesting and that they are willing to receive any communications (including any communications relating to the Company's securities) made at the Meeting.

3. A pre-paid form of proxy is enclosed with this document. The form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be sent to the Company's registrars, Capita Registrars, (Proxies) The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR, so as to arrive at least 48 hours before the time of the meeting.

4. Members who have returned forms of proxy are not thereby precluded from attending the meeting and voting in person if they so wish.

5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those holders of Ordinary shares registered in the relevant register of securities of the Company as at 6.00pm on 21st April 2004 (or, in the event that the meeting is adjourned, in the register of relevant securities as at 6.00pm on the day which is two days before the day of the adjourned Meeting) shall be entitled to attend and vote at the Meeting in respect of the number of Ordinary shares registered in their names at that time. Changes to entries on the relevant register of securities after 6.00pm on 21st April 2004 (or, in the event that the Meeting is adjourned, in the relevant register of securities after 6.00pm on the day which is two days before the day of the adjourned Meeting) shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

6. Membership of any Morgan Crucible share scheme or share option scheme does not give any entitlement to attend or vote at the Meeting.

7. This Notice is sent for information only to holders of any class of Preference shares of the Company, such holders not being entitled to attend or vote at the Meeting.

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer 64 Fleet Street, London, EC4Y 1HS during normal business hours on any week day (Saturdays and public holidays excepted) and, at the registered office of the Company from the date of this notice up to the close of business on 22nd April 2004, and at the place of the Annual General Meeting for at least 15 minutes prior to and during the Annual General Meeting:

The existing and amended Articles of Association
The Morgan Crucible Long Term Incentive Plan 2004
The Morgan Crucible Executive Share Option Scheme 2004
The Morgan Crucible Sharesave Scheme 2004
The Morgan Share Purchase Plan

An introduction

We affect lives. Travelling. Shopping. Communicating. Cooking. Working. Simply living. Our products remain at the heart of everyday life. Working with carbon, ceramics and magnetic materials, we create innovative solutions to meet customer needs in many demanding applications. By developing higher-performing, purer, stronger, lighter and smaller materials we enrich people's quality of life worldwide.

Chairman's statement

1– **Lars Kylberg,** Chairman
2– **Warren Knowlton,** Chief Executive Officer

The year

This is my first statement as Chairman of your Company and I am pleased to report that 2003 was a year in which visible progress was made towards our declared objectives of reducing the complexity of the Group, developing a performance based culture and refocusing, accelerating and extending our restructuring efforts.

Given that the year was only the beginning of the turnaround for Morgan, the Board has decided that cash should be redeployed within the Group to areas that urgently need restructuring and hence has not declared a dividend for this year. The intention is to return to a policy of dividend payments at an appropriate time.

The rights issue, announced in February 2004, is to fund cost savings and profit improvement opportunities of up to £50 million per annum by the end of 2006. The Board considered several options to secure the programme, including increasing debt or relying on the proceeds of further disposals and considered the most prudent approach was to issue new equity.

The Morgan Board

As he announced at the AGM, my predecessor, Dr Bruce Farmer retired on 12th December 2003 after six years as Chairman and a total of 22 years with Morgan. Other members of the Board who resigned during the year were Bill Macfarlane in May and Richard Perle in June. The Board thanks all of them for their contributions. Nigel Howard retired at the end of the year and I should like to thank him for his 36 years of distinguished service to Morgan. Nigel has held many senior positions in all aspects of Morgan during this time, most recently as Deputy Chief Executive during 2003 and as acting Chief Executive prior to the appointment of Warren Knowlton and we will all miss his wise counsel.

In October Joseph MacHale joined the Board as a non-executive Director and he has also been appointed as the Chairman of the Audit Committee. Joseph is a Chartered Accountant and has had international experience with J. P. Morgan. We look forward to working with him.

People and the future

2003 has been a period of very significant change for Morgan and this particularly affects all of our employees around the world. I should like to thank them on your behalf for their considerable efforts and enthusiasm that has delivered this year's result and I look forward to working with them in 2004.

In a challenging year, Morgan has made considerable progress but your Board recognises that there is still much work to be done. Thank you for your continued support.

Lars Kylberg
Chairman
18 February 2004



Chief Executive Officer's statement



Our progress looks to continue into 2004 and beyond. In a difficult year for many global companies, Morgan has taken many hard decisions and necessary actions this year, which we envisage will hold us in good stead in the future. We are working hard to turnaround the performance of a number of businesses and we are committed to the ongoing process of disposing non-core businesses within the Group. We continue to look for ways that reduce the cost of complexity and overhead costs in the remaining businesses and as a result, we have benefited in 2003 by a 39% improvement in underlying operating profit (operating profit before goodwill amortisation and operating exceptionals) from continuing businesses.

In the year to 4 January 2004, turnover decreased to £849.6 million (2002: £880.3 million), primarily as a result of the disposal programme. In contrast, turnover for continuing operations was steady at £827.3 million. Operating profit before goodwill amortisation and operating exceptionals increased 24.9% to £42.6 million (2002: £34.1 million) and the loss after tax, after exceptional charges of £97.4 million and net finance charges of £15.7 million, was £75.6 million. Underlying earnings per share after goodwill amortisation were 6.4p (2002: 1.7p). Net borrowings at the year-end were £249.3 million compared to £251.6 million at the end of 2002. Free cash outflow for the year was £8.8 million (2002: £5.1 million inflow).

These improved underlying results reflect the positive impact that our restructuring initiatives are already having on the performance of the Group.

We also disposed of three significant businesses in 2003 and generated £32.8 million cash and we will continue to dispose of businesses during 2004 and beyond which do not meet our performance criteria.

Our performance over this year is an indication that the Group is beginning to show a recovery, although there is still much to be done. However the outcome has to be measured by shareholder value. We announced a rights issue in February 2004 to raise approximately £54 million after expenses. This is to enable Morgan to achieve target cost savings and profit improvement opportunities of up to £50 million per annum by the end of 2006. These savings are at the top end of our previously announced target range of £35-£50 million. I can assure you that we remain fully committed to increasing value for our shareholders.

The continuing focus of the Group, begun in 2003, is on the reduction of overheads and the turnaround or sale of under performing businesses. We expected no help from our markets during 2003 and this remains the case for the foreseeable future. However due to our effort this year, we are confident that Morgan is better prepared than before to deal with weak markets and we continue to work hard to ensure that Morgan is a leaner, more efficient organisation.

In my first year as CEO of Morgan I am pleased with the support shown to me by our investors, our Board, and most importantly, our people.

Warren Knowlton
Chief Executive Officer

Our priorities

Simplify our business structure
2- Instil performance based culture across businesses
3- Accelerate and extend restructuring
4- Turnaround under performing businesses
5- Dispose of operations that fail to meet core criteria

What we do

Carbon

	What we do	Markets	Contribution to Group turnover
Electrical Carbon	This element of our business designs, manufactures and supplies carbon components and systems for industrial rail and traction applications on a global scale. In addition, our Auto Consumer business supplies AC/DC electric motor commutation components used predominantly in the automotive, powertool and floor care applications.	Consumer Products Transport	£186.0m 
Engineered Carbon	Within this business we provide seal faces and bearings for a wide range of applications. We also produce precision high purity speciality graphite products for use in high temperature and corrosive environments.	Aerospace Defence Chemical Semiconductor	£78.4m 

Ceramics

	What we do	Markets	Contribution to Group turnover
Technical Ceramics	The division manufactures products from a comprehensive range of ceramic, glass, precious metal, piezoelectric and dielectric materials for use in a wide range of end market products such as pacemakers, parking sensors and submarine detection devices.	Medical Aerospace Electronics Power Generation	£132.5m 
Insulating Ceramics	The division produces crucibles, insulating fire bricks, insulating fibres and furnaces to be used in applications that require heat and energy savings management.	Automotive Transportation Metal Processing Iron and Steel Utilities	£258.3m 

Magnetics

	What we do	Markets	Contribution to Group turnover
	The division develops, manufactures and markets special-purpose magnetic materials and the products derived from them. Our materials, parts, components and systems are used in virtually every field of electronics and electrical engineering.	Telecoms Medical Automotive Security	£172.1m 

Over the following pages we take a close look at the impact Morgan has on everyday life. It has to be a close look, because our materials often play an unseen role, hidden away within components of complicated hardware. Our role may be virtually invisible, but it's vital.

This...



Safety

It's a slim, lightweight plate of silicon carbide. It catches bullets.

Hard and strong, it stops high velocity assault rifle bullets. The material, developed in our laboratories, breaks, redirects and removes energy from the bullet, allowing the composite backing to stop it before injury's caused.

We make the material by bonding silicon carbide grain, with special additives and binders in a heat-intensive process known as sintering. As the furnace temperature rises to 2,204°C, the material shrinks, changes grain structure, loses weight, and gains strength and hardness. It can be machined and shaped. Each is capable of stopping three direct hits before it needs replacing.

It's a vital component in SAPI (Small Arms Protective Insert) body armour, manufactured by our customers. We've delivered around 100,000 protective ceramic plates so far, and they're currently being used in Afghanistan and Iraq.

We also manufacture personnel and vehicle armour from alumina ceramic, a material up to 50% lighter than steel armour offering similar protection. Its low weight obviously speeds-up the deployment of troops and equipment during combat operations. Another advantage is that we can form and machine the material into complex shapes, leading to new interest from anti-terrorism groups and the armed forces.

For vehicles, we supply precision-cut panel assemblies that fit around window shapes and door handles. Our accurate production processes means that the ceramic protection is positioned precisely where it's needed and that weight is kept to an absolute minimum.

Our Technical Ceramics division also provides body armour as a one-piece breast and back plate. Put into a protective jacket or vest, it can withstand high-velocity armour-piercing rounds.

Most of our specialist materials affect lives. These can make the difference between life and death.

can save my life


ORD

This...


Thermal Ceramics
FIREMASTER®
FastWrap+

Fire protection

It's just 1" thick. A sq. ft. weighs just 12 ounces. Its density is low. Yet it can withstand temperatures of up to 1093°C.

It's a high temperature performance fibre, a material developed in our Thermal Ceramics laboratory. Its brand name, aptly, is FireMaster.

In a fire, it won't burn, it won't smoke and it won't fuel the flames. Not surprisingly, it's often specified by architects, building inspectors and fire protection engineers.

They find it especially suitable for insulating ventilation ducts in hotels. These metal ducts, leading from the kitchen stoves, are fire hazards, as a fire can easily flare-up on the hob. Fanned by the circulating air and fuelled by grease trapped in the duct, the flames spread quickly.

To make matters worse, fires in ventilation ducts aren't easily accessible. And the extreme heat in the vent can puncture the metal, causing toxic smoke to escape.

Fortunately, fires in ducts wrapped in FireMaster are stopped in their tracks. The insulation material provides two-hour fire protection at 1093°C. And unlike mineral wool insulation, it won't shrink, become brittle or absorb kitchen grease.

Since we launched our grease-duct fire protection materials in the early nineties, they've had to withstand quite a few fires. Every one has been contained within the duct.

Apart from saving hotel guests and staff from fire and smoke, FireMaster also saves space. While other low-tech methods of insulation need a 6" gap between duct and material, our flexible wrap can be fixed directly to the duct.

Sadly, not all hotels protect their ventilation ducts with FireMaster. Some rely on insulation materials tested to withstand temperatures of 648°C to 815°C. Strange, considering that a ventilation duct fire can reach 1093°C in just 10 minutes.

protects me at night



This...


DRI
DRI
DRI

Security

It's a soft magnetic strip, housed in plastic. It's less than a millimetre thick. It catches criminals.

Made from an amorphous alloy and a semi-hard magnet, the strip can be found in any shopping mall or High Street. It's not for sale, however. It's there to prevent shoplifting, a crime that adds to the cost of every item on display.

It works. Retailers estimate that electronic article protection systems cut losses by 70%. It works by acousto-magnetics. A magnetic strip is fixed to each article on sale. At the cash-desk, this strip must be deactivated. Otherwise, an alarm will sound when a thief attempts to leave the store. The would-be shoplifter is caught-out as the strip responds to electromagnetic fields sent out by detectors at the doors. Sophisticated detection electronics distinguish the strip from other magnetic objects.

Our materials are also helping to combat car crime. We supply the magnetic material used in keyless entry and starting systems. These allow vehicle doors to be opened remotely and the engine to be started by pressing a button.

The driver carries a chip card that sends a signal to antennas built into the interior and exterior of the car. These antennas contain our magnetic material – several amorphous metal tapes bundled up into a package and wound round with enamelled copper wire. Along with their housing, these metal tapes produce an element just a few millimetres thick.

The antennas are also lightweight and flexible. They can be bent to fit into door handles, door trims or rear lights without harming their magnetic qualities.

Magnetic materials are central to the operation of car security and store security systems. Growing demand, along with our growing investment in research, means that the business is secure.

combats crime



These...



Medical

It's made from metal components and high purity alumina ceramic. Biocompatible and corrosion-resistant, it works well in extreme conditions...

...buried deep inside the human body, for instance.

Our ceramic to metal seal assembly technology goes into heart pacemakers. We make the implant feed-throughs that carry leads from the "engine-room" of the pacemaker to the heart. These insulated wire leads carry tiny electrical impulses to the heart and relay information about the heart's electrical activity back to the pacemaker.

Pacemakers are generally used to manage a heartbeat that's too slow or irregular, caused by disorders that disrupt the heart's normal electrical system. In these circumstances, our implant feed-throughs perform a vital role. Naturally, reliability is rather important. Produced in an ISO9001-2000 certified facility, our pacemaker components feature robust designs.

As a world leader in the manufacture of ceramic to metal assemblies, we're often asked to custom-build pacemaker parts. Our design flexibility allows for cost competitive manufacturing through a consistent repeatable manufacturing process. This flexibility, along with the availability of added value assemblies, produces components to our customers' exact specification at a lower total cost.

Not surprisingly, space is at a premium in pacemaker applications. A saving of half a millimetre can improve performance. We can make smaller feedthroughs by taking advantage of our ceramic's superior electrical properties. Our skills in application engineering and experience solving complex problems also lowers costs and heightens quality.

Research in the USA suggests that pacemakers provide a more cost-effective treatment for heart problems than medication. Our research in ceramic to metal assemblies suggests that we stand to gain a growing share of this market.

keep me ticking



This...



Transportation

It's a strip of inert carbon, about one metre long. Moving at speeds of up to 300kph, it transfers electricity from the overhead wire to the locomotive.

Why carbon? It seems a rather basic material to perform such a technological task. In fact, carbon has all the required attributes. It's non-abrasive, has low electrical resistance and low mechanical friction. With low wearing rates, it lasts a long time. It's readily available. Carbon does not melt, which means that it will not weld or damage the conductor. All these advantages result in lower total running costs than alternative collector materials.

No wonder many of the world's railways are switching to carbon. And it's hardly surprising that most new electrified lines are carbon-powered.

Our carbon strips collect the electricity that powers trains around the globe with major contracts in America, Netherlands, UK and Germany. We supply collector strips to the entire Hong Kong transport system, including the new airport Express, MTR, KCR and the historic trams. We're working with the Chinese railways and the Delhi Metro. In Europe, we're on top of Eurostar.

As trains go faster, the advantages of carbon as a pick-up material gain momentum. Our collector strips can operate at speeds of 240kph and more. They cause virtually no electrical interference to phone and radio signals. They're also quiet and need no lubrication.

Of course, there's always scope for innovation. We're expanding the already huge global market for carbon collector strips by launching technically-advanced versions. Over the years we've developed our carbon strips, increasing their current capacity and improving their base materials and carbon retention.

Alongside plain hard carbon, we've also brought in metallised carbon with greater mechanical strength to handle high voltage systems.

Like the passengers on the trains and trams we power, our R&D people hate to stand still.

keeps me on track



Carbon

Electrical Carbon

The continuing turnover for the year was £186.0 million (2002: £199.9 million) with an operating profit before goodwill amortisation and operating exceptionals of £13.4 million (2002: £14.6 million).

Our Industrial and Traction business designs, manufactures and supplies components and systems for industrial and rail tractions worldwide. The business offers a comprehensive range of products – carbon brushes, brush holders and commutators used in DC motors, traction current collectors used as pantographs, third rail shoes and trolley bus inserts, linear and rotary current transfer systems and assemblies used in many applications.

In the Americas, efforts to leverage the division's strong market position and sales channels have led to successful growth initiatives involving complementary products and services that promise to provide a source of revenue and market differentiation well into the future. Together with the relentless pursuit of cost improvement by the region's highly integrated low cost manufacturing operations, these actions resulted in significant profit improvement in 2003.

In 2003 the major economies in continental Europe continued to be in recession, so the focus has been on specific projects and increasing market share. Success in the industrial markets has been achieved through differentiation from competition based on unparalled Fast Turn service and technical support.

In Asia, the focus has been on the core carbon brush business. Sales grew in China by over 30% and by 15% across the region. 2003 saw significant increase in market share in railway traction and the mining sector in China, which are two very high growth areas.

In 2003 the Auto Consumer business continued its strategic transformation from being a regional components supplier of carbon brushes, commutators and magnets to a global provider of energy conversions systems for original equipment electric motors in automotive, appliance and power tool markets. The business began to improve in the second half of 2003, despite a continued adverse economic environment, on the strength of new technology product orders in the Americas and a continued significant expansion in Asia. Lean Enterprise efforts (providing cost reductions in excess of 6% of sales) were highlighted by major restructuring efforts in the Americas and Europe along with the transfer of select operations to low cost satellites – continuing to offset the significant price pressures in the commodity sectors of the market.

Performance ratios remain below expectations due, in part, to the continuing recession in the US economy magnified by the accelerating shift of the consumer product sector to Asia.

Major new contracts were recently secured in the Americas stabilising downward trends and underpinning growth prospects for 2004 and beyond. The business is well positioned to continue profitable growth in excess of 20% per annum in Asia.





2

1– Precision pressed Carbon components.
2– Carbon product test rig.
3– Materials analysis laboratory.

Engineered Carbon

The continuing turnover for the year was £78.4 million (2002: £74.6 million) with an operating profit before goodwill amortisation and operating exceptionals of £6.2 million (2002: £2.5 million).

With a wide and continually expanding range of materials, this business provides seal faces, bearings, rotors, vanes and other components providing the technical solutions required for a large variety of applications. It also produces and supplies precision high purity specialty graphite products for use in high temperature and corrosive environments.

The traditional fluid handling market stabilised in 2003 after two years of declining component usage. Signs of recovery were seen in the second half of 2003 and a modest expansion is expected in 2004.

After two very depressed years in the aircraft and aerospace market, 2003 saw a slight recovery, with further improvement forecast in 2004.

In these traditional markets, there has been a continued focus on securing strategic alliances and long-term agreements with large key accounts.

A major contributor to the strong performance in 2003 was the securing of major contracts for personal body armour (as highlighted on page 6) and aircraft protection. Significant investment has been made in this area and manufacturing capacity for these components has been nearly doubled on the back of additional orders received. Whilst military markets are more cyclical in nature, our additional capacity can be easily utilised in the more stable, traditional markets.

Reinvestment in US and European facilities was aimed at reduced cycle time with improved quality. Further financial and technological investment has taken place in India, China and Korea to take advantage of domestic market growth, customer migration and to provide a low-cost/high-quality manufacturing source for US and European markets.

As the Specialty Graphite business continues to increase production for the supply of fabric for the Space Shuttle programme, NASA has taken an increasing interest in the promotion of the business leading to visits by an astronaut (Andrew Feustel) and by a 13-person NASA technical delegation to the Fostoria, Ohio plant.

Morgan's superabrasive business has grown dramatically in 2003, culminating in November in the launch of next-generation technology for the synthetic diamond industry. Continuing strong growth is anticipated as production capacity for the new technology is installed.

Morgan's global supply to the semiconductor business has been greatly enhanced by installation of a state-of-the-art purification facility in Taegu, South Korea. Morgan is now well positioned to take advantage of the strong growth of this market in Asia and to provide a low-cost source to America and Europe.



Ceramics

1



Technical Ceramics

The continuing turnover for the year was £132.5 million (2002: £135.7 million) and operating profit before goodwill amortisation and operating exceptionals was £1.4 million (2002: £3.2 million).

Our Advanced Ceramics business, using its extensive range of leading edge oxide and non-oxide ceramic materials, produces products used in a range of applications including semiconductors, laser power tubes, aerospace, healthcare and microelectronics.

In healthcare, surgically implanted devices such as heart pacemakers, defibrillators and cochlear implants require materials that are hermetic and biocompatible. We provide the ceramic materials for these applications as well as hermetic feed-through assemblies, braze alloys and highly engineered coatings for radio frequency shielding. More and more surgically implanted hip joints are made from our ceramics. Blood analysis and separation equipment use valves made from advanced ceramics.

In communications, the growth in applications for wireless and fibre optics has placed demands on our business for unique material solutions. Satellite uplinks require powerful microwave signal generation devices such as travelling wave tubes constructed with our ceramic and ceramic/metal components. Leading edge applications in fibre optic communications require diamond heat spreaders, signal generation and amplification devices and components for high quality connections. These diamond ceramic and metal products are supplied by several of our operations.

Our ceramic materials, braze alloys and assemblies are essential building block products used in the construction of sensing devices that monitor aero engine performance for fuel efficiency and safety. We also supply blade coatings, braze alloys and repair materials for the manufacture of new gas turbine engines and the refurbishment of engines already in service. The experience gained in supplying these materials to the aero engine industry has also positioned us to supply materials for gas turbine engines in the power generation industry.

In the area of the high temperature Solid Oxide Fuel Cell ("SOFC") design, our broad base of ceramic and metallising technologies are enabling the sub-system development of these complex geometries and materials.

2003 saw difficult market conditions continue, particularly in the aerospace, semiconductor and telecommunications markets.

The major restructuring of our business in Europe was completed with the closure of a site in Germany and the successful transfer of business to Hungary and the Czech Republic.

Improved performance in 2004 is expected to come from these cost reductions and little help is anticipated from our markets.

Our Electro Ceramic business develops and manufactures piezoelectric ceramic components, ultrasonic transducers and sensor assemblies, actuators, radio frequency and high voltage capacitors and microwave filters. Our actuators, transducers and sensors provide an electromechanical interface between electronic systems and the real world. Applications include hard disk drives for computers, sonar systems, medical imaging, ultrasonic scalpels and parking sensors for cars.

Our advanced RF capacitors are used in applications such as MRI, high power oscillator circuits in radio transmitters, lasers, semiconductor processing and electrostatic spraying equipment. Our microwave dielectric components are used in cellular phone base stations.

Exciting new opportunities have been secured in the hard disk drive, defence, automotive and medical industries. In particular, a production capability has been established for the production of specialist materials required for the next generation medical imaging and sonar systems.

1– The preparation of raw materials entering the melting furnace at a Thermal Ceramics plant.
2– Crucibles undergoing the final painting operation prior to shipment to customers.
3– Manufacture of ceramic slider valves used in heavy goods vehicles cabin levelling devices.

Insulating Ceramics

The continuing turnover for the year was £258.3 million (2002: £256.8 million) and the operating profit before goodwill amortisation and operating exceptionals was £17.2 million (2002: £13.9 million).

Thermal Ceramics provides insulating products and solutions around the world from over 26 globally based manufacturing sites.

Sales for the year showed strong growth from Asian countries, balancing the weak performance of those in the main European and North American zones. Strong performance of the petrochemical markets was also evident. This produced an overall flat sales line versus 2002 but continued focus on cost reductions and operational improvements lead to a satisfactory 23.7% improvement on 2002 operating profit (before goodwill amortisation and operating exceptionals).

Thermal continues to refine its portfolio and meet the challenges of significant migration of business from the West to the East. Investment in this area, particularly China, is focused on the core product areas of fibre and insulating fire bricks (IFBs), where Thermal has brought its new spun fibre plant up to full capacity in Shanghai, and developed its IFB business with a joint venture in Yixing.

The growth in Europe and North America of Thermal's patented Superwool low bio-persistent fibres, (to meet the environmental needs of customers), continues and new markets for this environmentally friendly fibre are opening up in Asia.

The strategy for Thermal Ceramics is now moving into the phase of developing the businesses full potential, with carefully focused investments aligned to growth markets. The new Thermal Ceramics research and development unit commissioned in the last quarter of 2003 is a key component of this phase.

The decline in the sales of the Crucible business over recent years was arrested in 2003 in most markets, although the Americas continued to experience particularly difficult economic conditions. Key Asian markets showed some improvement in the year, with Japan returning to growth, and China continuing to grow and to show the potential it has to dominate the region.

The rationalisation of our global manufacturing operations was largely completed in 2002. In 2003 our remaining core plants were strengthened, with new technology introduced to enhance product performance, improve process flexibility, and create future growth opportunities. Nonetheless, as markets remained soft, the focus on cost reduction was also maintained, with additional fixed costs removed as our in-house distribution operations were streamlined.

Despite the challenging market conditions, gross margins were increased. Together with the benefits of our rationalisation programme, this enabled the business to increase operating profit (before goodwill amortisation and operating exceptionals) significantly compared with the previous year, and also achieve strong cash generation.

Confidence levels in the foundry business can traditionally be gauged by our sales of new furnace equipment. These were flat during the year, as confidence remained subdued, and our customers continued to be cautious about future capital investment. In the latter part of the year, however, enquiries and orders increased, indicating some improvement in confidence and in future prospects.

The rationalised Crucible business is now well positioned to deliver strong profit growth in a recovering market.



2



Magnetics

Magnetics

The continuing turnover for the year was £172.1 million (2002: £163.5 million) with an operating profit before goodwill amortisation and operating exceptionals of £3.3 million (2002: loss £4.3 million).

The Magnetics division is a leading authority in the world market for magnetic technology. We develop, manufacture and market special-purpose magnetic materials and the products derived from them. A broad selection of high-grade semi-finished materials, parts, components and systems are used in applications in virtually every field of electronics and electrical engineering. That makes us one of the few globally operating corporations able to offer its customers a broad spectrum of magnetic technology from a single source: from magnetically soft products to the world's most powerful permanent magnets.

All our activities benefit from outstanding materials know-how and decades of experience in and around magnetic technology. As long ago as 1923, we were the first company to launch vacuum melting of alloys on an industrial scale – thus the trading name VACUUMSCHMELZE. Today there are over 3,000 people working for the division in production sites and field sales offices in more than 40 countries worldwide.

2003 Review

In 2003 the Magnetics division executed an extensive restructuring programme. It comprised the sale of the Superconductor business, the disposal of the Schrobenhausen plant, the closure of our plant in Elizabethtown, USA, as well as the refocusing of our permanent magnet business on non disc drive applications and further concentration of labour-intensive manufacturing processes in low wage countries.

The Magnetics core business, after the disposals and restructuring, grew about 4% compared to the prior year, despite a heavy impact due to exchange rates.

The substantial improvement of operating profit (before goodwill amortisation and operating exceptionals) is a result of our restructuring programme and the continuing efforts to reduce costs by moving labour to low cost countries.

Products and applications

Rare Earth Magnets
Our rare earth magnets and systems business contributes approximately 30% to the Magnetics turnover. The main application of Neodymium Iron Boron magnets is within electric motors. For example compact elevator drives and servo motors in machine tool drives. The increasing number of sensors in automobiles offers a variety of opportunities for rare earth magnets. ESP-Sensors (ELK sensor) feature a magnet system assembly from Magnetics. Magnetic Resonance Imaging (MRI) systems with Neodymium Iron Boron magnets in hospitals provide perfect images of bones and soft body parts completely free of X-rays. Samarium Cobalt magnets are used in chemical pumps to safely move hazardous liquids.

Inductive components
Inductive components contribute about 20% to the Magnetics turnover. Based on toroidal magnetic cores, mainly from our own production, a vast range of components are on offer. Examples are: current transformers for electronic energy meters that offer superior performance, current sensors used in automotive battery energy management systems in German premium cars which monitor the battery power status, and xDSL (DSL = Digital Subscriber Loop) splitters that enable high-speed internet access.

Soft magnetic materials and parts
This product group contributes approximately 30% to the Magnetics turnover. The products extend from soft-magnetic materials in the form of strips, rods and wires to physical alloys. In further production steps, we make yokes and anchors for relays in GFCIs (Ground Fault Current Interrupter) that could save human lives, and stamped parts for magnetic valves in diesel and gasoline direct injection systems.



1– An ingot being hot rolled at approximately 1200°C.
2– An automated core testing machine.
3– A preparation step for the automatic core coating process.

Amorphous and nanocrystalline materials
An example of the use of these materials is the amorphous strip used in labels of electronic article surveillance systems that reliably set off alarms in retail shops, or for our own toroidal core production. Nanocrystalline materials complement this broad range offering exciting new possibilities with their superior magnetic properties. A new generation of brazing alloys for example in charge air coolers open new markets for us.

Toroidal strip wound cores
This product group contributes approximately 10% turnover to the Magnetics division. The cores are made of nickel-iron, nanocrystalline and amorphous materials. The applications cover GFCIs (Ground Fault Current Interrupter), SMPS (Switched Mode Power Supplies) in PCs and our own components production.



2

Outlook

In 2004 the Magnetics core businesses are expected to see further growth in innovative market sectors such as energy conversion, automotive, installation and automation. The electronic article surveillance and communication application markets are expected to remain stable. Throughout 2004, the division will concentrate on focusing on its core businesses. This, combined with its efforts to reduce costs, should put the division in a strong position for further growth.



3

Financial review

The focus remains upon a programme of cost reduction and profit improvement to drive future performance and cash generation

Total Group turnover was £849.6 million (2002: £880.3 million), a reduction of 3.5% on the previous year. The equivalent Group turnover for 2003 at constant foreign exchange rates would have been £844.8 million. On a continuing business basis it reduced from £830.5 million to £827.3 million, a reduction of less than 0.5%.

The table below shows Group turnover and underlying operating profit (defined as operating profit before goodwill amortisation and operating exceptionals) by global business.

	Turnover		Underlying operating profit	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Electrical Carbon	**186.0**	199.9	**13.4**	14.6
Engineered Carbon	**78.4**	74.6	**6.2**	2.5
Technical Ceramics	**132.5**	135.7	**1.4**	3.2
Insulating Ceramics	**258.3**	256.8	**17.2**	13.9
Magnetics	**172.1**	163.5	**3.3**	(4.3)
Continuing businesses	**827.3**	830.5	**41.5**	29.9
Discontinued business	**22.3**	49.8	**1.1**	4.2
Total Group	**849.6**	880.3	**42.6**	34.1

Underlying operating profit

During 2003 our markets began to stabilise and, combined with the positive impact from cost reduction measures within the Group's restructuring programme, margins improved. Group operating profit for the year from continuing businesses, before goodwill amortisation and exceptional costs was £41.5 million (2002: £29.9 million). Operating margins for the year on this basis were 5.0% (2002: 3.6%). A comparison of the first and second halves of last year shows that the Group was able to improve its operating margins from 4.8% in the first half to 5.2% in the second.

Operating exceptional costs in the year were £67.3 million and included £60.8 million of costs for the Group's restructuring programmes and £6.5 million for anti-trust and other associated legal costs. Goodwill amortisation was lower than in the previous year at £7.5 million (2002: £7.7 million).

Corporate exceptional charges totalled £30.1 million (2002: £15.0 million). The loss on sale of businesses, £21.3 million (2002: £8.6 million) arose principally from the sale of the Superconductors business, six Coatings operations in the US and the Graflon business. The loss on partial disposal of businesses, £6.5 million (2002: £3.0 million), includes the disposal of small discrete manufacturing facilities in Germany and the U.S. The goodwill written off as part of the disposals was £24.2 million (2002: £3.5 million). Disposal of fixed assets, £2.3 million (2002: £3.4 million), relates to various property disposals.

Net finance charges increased to £15.7 million from £12.8 million in the previous year. This increase reflected the impact of more costly long term bank and private placement facilities negotiated in the first quarter of 2003 and the redemption of preference shares totalling £28.0 million in July of last year.

A five year summary of the Group's financial results is set out on page 68 of the accounts.

Foreign currency impact

The principal exchange rates used in the translation of the results of overseas subsidiaries were as follows:

	Average rate		Year end rate	
	2003	2002	**2003**	2002
US$	**1.635**	1.504	**1.790**	1.603
Euro	**1.446**	1.590	**1.419**	1.539

Taxation

Group taxation for the year showed a net credit of £2.4 million (2002: net credit £0.5 million) after taking account of goodwill, release of tax provisions and all exceptional charges. The effective rate before these items was 23% (2002: 30%).

Dividend

In view of the current conditions in our markets and the need to invest in the cost reduction programme the Board has decided not to declare a dividend. Once the Group is achieving a level of sustained profitability and cash generation, the Board will consider resuming the payment of dividends at a level that would then reflect the Group's financial performance and prospects.

Earnings Per Share

Basic earnings per share (EPS), calculated using the overall loss on ordinary activities was a loss per share of 33.7 pence (2002: loss of 26.5 pence). EPS based upon the earnings for the year before all exceptional items and goodwill amortisation was 9.6 pence (2002: 5.0 pence). Details of these calculations can be found in note 11 on page 50.

Balance sheet

At the year end total capital employed was £260.5 million (2002: £350.4 million). With closing net borrowings of £249.3 million (2002: £251.6 million), gearing at the year end was 95.7% (2002: 71.8%). The net book value of tangible fixed assets fell to £386.3 million (2002: £433.6 million) as the charge in the year for depreciation of £43.4 million (2002: £46.7 million) and asset write-offs and disposals of £28.8 million exceeded capital additions of £30.8 million (2002: £32.5 million). The ratio of additions to depreciation charge was 0.7 times (2002: 0.7 times). Net current assets increased to £143.0 million (2002: £96.7 million) at the end of the year.

Cash flow

Despite £40.6 million of cash costs in the year from operating exceptional items, cash flow from operating activities was £45.3 million (2002: £75.2 million). This performance included a £1.2 million reduction in working capital (2002: reduction of £18.7 million). Within this reduction inventories and receivables continued to reduce contributing £3.3 million (2002: £17.6 million) and £13.3 million (2002: £4.0 million) respectively. Despite lower cash



there was a free cash outflow in the year of £8.8 million (2002: inflow £5.1 million). After including £34.8 million of net cash receipts from corporate and fixed asset disposals, a positive foreign exchange movement, a small outflow from deferred acquisition consideration and a small inflow from investments, net debt at the year end was reduced to £249.3 million (2002: £251.6 million).

Treasury policy

Group Treasury acts as a service to the businesses of the Morgan Crucible Group, not as a profit centre. It operates under policies approved by the Board. Group Treasury seeks to reduce financial risk and to ensure that the Group has sufficient liquidity available to meet all foreseeable needs. It is responsible for all of the Group's funding requirements, cash management and other treasury business. Group Treasury makes limited use of derivative instruments to hedge foreign currencies and interest rates; speculative transactions are not permitted.

A formal report on Treasury activities is prepared for the Board at least biannually and reports to the Finance Director monthly.

Foreign exchange risks

Subsidiaries are encouraged to manage all material transactional foreign currency exposures using forward contracts. Any items of a more complex nature require approval by Group Treasury. Currency translation risks are controlled centrally. Policy is to manage the translation exposure of major overseas net assets by seeking to match the currency of borrowings with the currency in which the net assets are denominated. The objectives are to maintain a low cost of borrowings whilst maintaining a balanced portfolio of net assets by currency.

Borrowing facilities and liquidity

All of the Group's borrowing facilities are arranged by Group Treasury and the funds raised are then lent to operating subsidiaries on an arms length basis. In a few cases operating subsidiaries have external borrowings but these are supervised and controlled centrally.

At the end of the year, excluding the US and European receivables financing, the Group's total committed borrowing facilities amounted to £274 million of which 21%, or £58 million, was due to mature in the following 12 months. At the year end the Group had cash reserves of £57.9 million and undrawn committed facilities of £22.3 million.

The Group's strategy has been to increase the proportion of longer term debt and reduce its reliance on committed bank finance. As a result the Group issued in early 2003, US$105 million of private placement notes with maturities of seven and 10 years at interest rates of 6.23% and 6.84% respectively. The Group also entered into a US$300 million syndicated loan with its banks of which US$240 million is available for three years to March 2006 and the remaining $60 million for up to one year. During 2003 some $50 million of this latter amount was repaid. In addition to the syndicated loan the Group has various bilateral arrangements of which US$90 million mature at various dates in 2004.

In February 2004 the Group announced a fully underwritten rights Issue to

Capital investment

There are established procedures for the approval of investment in new businesses and on capital expenditure.

Interest rate risk

The Group's policy is to borrow principally on a floating rate basis but when appropriate the Group will fix interest rates using interest rate swaps or other instruments. At the year end there was US$25 million of interest rate swaps and Euro 75 million of Forward Rate Agreements outstanding. After taking account of these instruments 57.3% of the Group's gross debt was exposed to floating rates of interest.

Accounting policies

The Group has adopted the transitional requirements of Financial Reporting Standard (FRS)17 Retirement Benefits, and this has been disclosed in note 30 of the accounts. The Directors have considered the existing policies of the Group and concluded that no changes are required.

International Accounting Standards ('IAS')

The Group has appointed a team to implement IAS and these plans are well underway to ensure that full compliance will be met.

Pensions

The Group operates a number of pension schemes throughout the world, the majority of which are of a funded defined benefit type. The largest of these are located in the US, UK and Germany. Provisions totalling £94.0 million are included in the financial statements at the end of the year, an increase of £7.0 million compared with the previous year. Of this increase, £5.9 million arose from foreign exchange translation.

On the basis of FRS17 which compares the market value of a funded pension scheme's assets with an actuarial valuation of its future pension liabilities, the Group's defined benefit schemes showed a net deficit of £43.2 million, a decrease of £38.8 million from the previous year.

The Group has two UK defined benefit schemes that are actuarially valued biennially. The larger of these schemes met the minimum funding requirement at its last valuation. The smaller scheme had a valuation at April 2003 that did not meet the minimum funding requirement and as a result contribution rates for both employer and employee were increased. The future impact of this change on the Group's annual pension charge is less than £0.3 million.

Going concern

In accordance with the recommendations of the Combined Code, the Directors have duly considered the budgets, forecasts, cash flows and the outlook from the operating companies and consider that the Company and the Group have adequate financial resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing these accounts.

Nigel Young
Finance Director

Board of Directors

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Executive Directors

1 **Warren Knowlton** (57) (USA)†

Appointed a Director in December 2002 and Chief Executive Officer in January 2003. Prior to this new appointment he was an executive Director of Pilkington plc, having first joined Pilkington in 1997 as head of the newly created global Building Products business. He went to Pilkington from Owens Corning where he had worked in various senior executive positions since 1977, most recently as head of their European and African Building Materials business. He has also served since 2000 as a non-executive Director of Smith & Nephew plc and chairs the Audit Committee of that Board.

2 **Nigel Young** (50)†

Appointed as Finance Director in April 2002. He has previously worked in the same capacity for United Scientific Holdings (later Alvis), First Technology and Babcock International.

Non-executive Directors

3 **Lars Kylberg** (63) (Sweden)*#

Appointed a non-executive Director in September 1996 and appointed Chairman in December 2003, having previously been President and CEO of Saab Scania. He is Chairman of the Swedish Institute of Standards and Haldex A.B. and holds non-executive Directorships with International Business Systems IBS and The Generics Group AG.

4 **Sir Clive Whitmore** (69)*#

Appointed as the senior non-executive Director in December 1998 after four years' service as a non-executive Director. He was previously Permanent Secretary at the Home Office and is a Director of N. M. Rothschild & Sons Limited.

5 **Sir Alan Cox** CBE (67)#

Joined the Board as a non-executive Director in January 1995 and has been a recent Member of the Financial Reporting Council.
He is a non-executive Director of Meggitt plc.

6 **David Godwin** (65)*#

Became a non-executive Director in July 1998 and had previously been senior corporate partner at Cazenove & Co. His other non-executive Directorships include PZ Cussons Plc, Great Portland Estates Plc and The Generics Group AG.

7 **Joseph MacHale** (52)*

Appointed a non-executive Director in October 2003 and Chairman of the Audit Committee in December 2003. He is a chartered accountant and has had international experience with JP Morgan Securities Limited. He was Chief Executive for Europe, Middle East and Africa in JP Morgan from 1997 to 2001. He is a trustee and Treasurer of Macmillan cancer relief.

Senior executives

8 **David Coker** (58)†

Appointed Company Secretary in 1989 having joined Morgan in October 1988 from the Guthrie Corporation, and previously NatWest and businesses associated with the electricity, gas and oil industries.

9 **Andy McIntosh** (59)†

Joined Morgan in 1984 as Director of Group Personnel and became a member of the Executive Committee in 2001. He previously worked for the Jefferson Smurfit Group, Kraft Foods and Bowater Corporation.

10 **Dr Alan Begg** (49)†

Joined Morgan in 2001 as Director of Group Technology, having been Vice-President Technology of Federal-Mogul. He previously worked with T&N and BP.

11 **Victoria Gould** (31)†

Joined Morgan in 2001 as a chartered accountant, and was promoted to her role as Director of Group Communications in 2003. She has previously worked for The BOC Group and PricewaterhouseCoopers.

Directors' report

The Directors present their report together with the financial statements and auditors' report for the year ended 4 January 2004.

Principal activities and business review

The Company is the ultimate holding company of a group of subsidiary undertakings engaged in the manufacture and marketing of carbon, ceramic and magnetic components for application in a wide range of industries and services (the "Group"). A review of developments affecting the Group during the year and its prospects for the future appear on pages 1 to 21.

Disposals

The Company disposed of a number of its businesses during the year under review. The Superconductors business of Vaccumschmelze GmbH was sold for €30.0 million (£20.9 million) at a loss of £7.4 million; the Company's subsidiary, Morgan Chemical Products Inc, sold the business and assets of six of its Engineered Soft Coatings facilities in the United States for US$16.7 million (£10.6 million) at a loss of £6.0 million; the Graflon business was sold for US$11.4 million (£7.2 million) at a loss of £7.4 million; the Schrobenhausen Magnetics business was sold for €0.8 million (£0.6 million); parts of the DFC operation in Canyon City were sold for US$1.0 million (£0.6 million), and the Company's subsidiary, Morganite Australia Pty Ltd, sold its remaining shareholding in Shinagawa Thermal Ceramics Pty Ltd for £0.9 milliion.

Share capital

The Company's share capital, together with details of shares issued during the year, are set out in note 23 on page 59.

The 7.5p net convertible redeemable 3rd Preference shares were redeemed on 31 July 2003.

Financial results

The loss after taxation for the year ended 4 January 2004 was £75.6 million (2002: loss £58.2 million). Loss before tax for the same period was £78.0 million (2002: loss £58.7 million). Turnover was £849.6 million (2002: £880.3 million) and operating profit before goodwill amortisation and operating exceptionals was £42.6 million (2002: £34.1 million). Loss per share was 33.7 pence (2002: loss per share 26.5 pence). Capital and reserves at the end of the year were £260.5 million (2002: £350.4 million). The retained loss of £78.2 million will be transferred to reserves. The Group's accounting policies can be found on pages 38 and 39.

Profit appropriations

No dividends were paid in respect of the Ordinary capital relating to the period under review. It is not proposed to pay a final dividend. The proposed dividend on Preference capital is £Nil million. A dividend of £1.2 million was paid during the year.

Policy on the payment of creditors

The Company's policy in relation to its suppliers is, where possible, to settle terms of payment when agreeing the terms of the transaction and to abide by those terms, provided that it is satisfied that the supplier provided the goods and services in accordance with the agreed terms and conditions. The Company and its subsidiaries do not follow any one code or standard on payment practice due to the diverse nature of the global markets in which the Group operates.

The number of days' purchases outstanding for payment by the Company at the end of the year was 36 days and for the Group was 53 days.

Research and development

The spend on research and development was £15.7 million during the year (2002: £20.0 million).

Personnel

Details of the Company's and the Group's personnel policies and employee involvement are disclosed on page 30.

Employee share and share option schemes

The Company operates a number of employee share and share option schemes. Under the rules of the employee and executive share option schemes, 717 employees have options over the Company's Ordinary shares. Details of the outstanding options are given in note 23 on page 59. In addition 497 USA employees are currently participating in the US Employee Share Purchase Plan.

Directors

All those who served as Directors throughout the year under review are listed on pages 24 and 25. In addition, Mr W E Macfarlane and Mr N G Howard were Directors at the beginning of the year but resigned and retired on 2 May 2003 and 31 December 2003 respectively. Mr R N Perle and Dr E B Farmer retired as non-executive Directors on 6 June and 12 December 2003 respectively. Mr J P MacHale was appointed a non-executive Director of the Company on 1 October 2003.

The details of those Directors who will be offering themselves for re-election at the forthcoming Annual General Meeting in April will be set out in the circular to shareholders which will be posted in March 2004.

Details of the background and experience of all the Directors and details of Board Committees on which they serve can be found on pages 24 and 25.

Donations

Morgan companies made the undermentioned charitable donations:

United Kingdom	£51,563
Overseas	£61,999

No political donations have been made.

Substantial shareholdings

The Directors have been advised of the following holdings representing 3% or more of the issued Ordinary share capital of the Company as at 13 February 2004, the latest possible date prior to the publication of these financial statements:

Company	Shares	%
AXA S.A.	18,739,528	8.07
Morley Fund Management Limited	10,949,940	4.72
Classic Fund Management A.G.	9,625,256	4.15
Legal & General Investment Management Limited	7,053,352	3.04

Post balance sheet events

In February 2004 the Group announced a fully underwritten rights Issue to raise approximately £54 million net of expenses to fund its restructuring and profit improvement objectives.

Auditors

KPMG Audit plc have expressed their willingness to continue in office and a resolution for their reappointment will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held on Friday 23 April 2004 at The Oakley Court Hotel, Windsor, Berkshire. A circular will be sent to shareholders in March incorporating the Notice of the Annual General Meeting and detailing any special business to be transacted at that time.

By Order of the Board

David Coker Secretary

18 February 2004

Morgan House, Madeira Walk, Windsor, Berkshire SL4 1EP.
Registered in England, No. 286773.

Corporate governance

Statement by the Directors on compliance with the Combined Code relating to Corporate Governance

The Board of Directors of the Company confirms that throughout the year ended 4 January 2004 the Company has been in compliance with the provisions set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Services Authority. In addition, the Board has considered, and where appropriate implemented, the guidelines on corporate social responsibility ("CSR") issued by the Association of British Insurers, as updated in February 2003.

The Company is also working towards meeting the provisions of the revised Combined Code.

The Board maintains a Corporate Governance Manual which is reviewed and updated annually.

The Directors, through the Executive and Audit Committees, confirm that they have carried out a review of the effectiveness of the system of internal financial control as it operated during the year in accordance with existing regulations.

Information on how the Company has applied the principles of the Combined Code and the ABI guidelines are included in this section on Corporate Governance, in the review of CSR and in the Report of the Remuneration Committee on pages 30 and 31 respectively.

The Board

The Board of Directors is shown on pages 24 and 25. It holds regular meetings and met eight times during 2003. Following the practice which has been in force within the Company for many years, the roles of Chairman and Group Chief Executive are separate. In addition to the Chairman, the Board currently comprises two executive Directors and four non-executive Directors. During the year, all of the non-executive Directors, with the exception of Dr Bruce Farmer during the period that he was the Chairman, were deemed by the Company to be independent. These independent non-executive Directors do not participate in share schemes and bonuses nor qualify for pension benefits. Dr Bruce Farmer, who was Chairman until his retirement on 12 December 2003, was awarded options and other benefits whilst he was an executive Director of the Company in accordance with the relevant share scheme rules. On 24 October 2003 such options lapsed and since his appointment as a non-executive Director in 1998, he was not entitled to participate in any further share scheme grants to which the executive Directors were entitled.

Candidates for appointment as Director, having regard to the structure and balance of the Board, are considered by the Nominations Committee. The election or re-election of any individual Director at an Annual General Meeting is also considered in each case and is recommended by the Board to shareholders in the circular sent to them with the Notice of Meeting. Every Director must be re-elected every three years.

The Board has named Sir Clive Whitmore as senior independent Director.

There is a schedule of matters specifically reserved for the Board and a formal agenda for each meeting, with any Director able to request items to be added. Since 2002 corporate social responsibility has been included in the schedule of matters.

The Directors have access to the advice and services of the Company Secretary who is also responsible for ensuring that Board procedures are followed, and that applicable rules and regulations are observed. The Directors may also seek independent professional advice at the Company's expense in connection with their duties as Directors.

Board Committees

The principal standing committees of the Board of Directors are:

Audit

Membership as at 4 January 2004 consisted of Sir Clive Whitmore, Mr D C Godwin, Mr L Kylberg and Mr J MacHale who is the Committee Chairman.

The Committee has the power to, and does, request the attendance at meetings of any Director, auditor or member of management as may be considered appropriate by the Chairman of the Committee. The Committee also meets with the auditors without the presence of executive Directors or other members of management. It meets at least twice per annum, and did so in 2003, to review the scope and findings of the Company's auditors and to review a wide range of financial matters including annual and half year profit figures, financial statements and accompanying reports prior to their submission to the Board, thereby ensuring the integrity of the financial information reported to shareholders. The committee met in 2004 to review the 2003 accounts.

Remuneration

Membership as at 4 January 2004 consisted of Sir Alan Cox, Mr D C Godwin, Mr L Kylberg and Sir Clive Whitmore who is the Committee Chairman.

The Committee is assisted in its duties by the Group Chief Executive, the Company Secretary and the Director of Group Personnel, none of whom take part in any discussion of their own remuneration or vote on any resolution. The Committee also has the power to request, for all or part of any meeting, the attendance of any Director or member of management as may be considered appropriate by the Chairman of the Committee. The Committee reviews contracts and authorises the remuneration, performance-related and discretionary bonuses (including performance targets) and other benefits of the executive Directors. As detailed in the Report of the Remuneration Committee, the Company's intention is that by the Annual General Meeting to be held in 2004 all executive Directors will be on 12 months' notice of termination.

Awards are granted by this Committee under the Company's various share and share option schemes. The Committee also sets relevant criteria for such schemes. During 2003 this Committee met on four occasions. The Report of the Remuneration Committee, which includes details of Directors' remuneration and Directors' interests in options and shares is set out on pages 31 to 35.

Nominations
Membership as at 4 January 2004 consisted of Mr L Kylberg as Chairman, Sir Clive Whitmore, Sir Alan Cox, and Mr D C Godwin. Mr L Kylberg became Chairman of the Nominations Committee following the retirement of Dr E B Farmer from the Board on 12 December 2003.

The Committee has the power to request the attendance of any other Director or member of management, for all or part of any meeting, as may be considered appropriate by the Chairman.

The Committee is responsible for identifying and nominating executive and non-executive candidates for approval by the Board to fill vacancies as and when they arise, and to put in place succession plans in particular for the Chairman and Chief Executive. Recruitment consultants are used to assist in providing a shortlist of candidates who then meet with the Committee. In addition, the Committee will review the Board structure, size and composition and from time to time make any relevant recommendations to the Board.

Mr Kylberg did not vote at the meeting of the Nominations Committee at which his appointment as Chairman of the Board was discussed nor at the Board meeting when his appointment was confirmed.

Corporate Social Responsibility

The Board believes good governance of a company includes social and ethical awareness, and the management of the Company's impact upon the environment. The Company's policy and procedures to ensure this are further described in the separate CSR section on page 30, and as described above and below, CSR matters are on the schedule of matters reserved for the Board and are included in the Company's internal control and risk management processes.

Internal control

The Board of Directors has overall responsibility for establishing and maintaining the Group's system of internal controls and for reviewing their effectiveness. The Directors have delegated the establishment and implementation of the system to the Executive Committee and the monitoring to the Executive and Audit Committees.

The Group operates under a system of controls that has been developed over time to meet its needs. It has an established internal control framework which is appropriately monitored and supported by a new internal audit process which complements the Group's management structure. The system is designed to manage, rather than eliminate, risk and to provide reasonable, but not absolute, assurance against material misstatement or loss. The system is also designed to address key business and financial risks, and in 2003 this specifically included CSR related risks. The main features of the formal system for assessing the potential risks to which the Group is exposed are summarised as follows:

Financial reporting
A detailed budgeting system for each global business exists with an annual consolidated budget reviewed and approved by the Board. The businesses present their revenue and capital expenditure budgets to the Executive Committee for approval. The monthly comparison of actual and forecast is considered, including cash flows, against budget and the previous year. There is half yearly external reporting of the Group's results.

Monitoring performance
There are monthly meetings of the Executive Committee and regular meetings of the Board. Global Business Board meetings are also held regularly within the businesses to review performance. These meetings include CSR as an agenda item. Regular presentations of actual and forecast performance are made to the Executive Committee by the Group's Global Business Presidents. Regular site visits are made by members of the Executive Committee.

Risk management

Morgan Crucible has had a systematic approach to risk management in place. The Executive Committee has an appropriate framework to ensure that the current methods of risk analysis and assessment are adequate for the Board to evaluate the likely overall impact of material risks upon the Group. This risk-based approach enables the Board to review the existing risk management and internal control processes as necessary.

The identification of major business risks is carried out in conjunction with operating management and steps are taken to mitigate or manage any material risks identified. The Board either directly or through the Audit Committee receives regular reports on financial, treasury, taxation, insurance, pension, legal, information systems and CSR risks from the Executive Committee. The Global Business Presidents cover risk issues at their management meetings and during 2003 Business Risk Management Committees embraced all geographic regions to help ensure that internal control and risk management is embedded into the Group's operations. This approach is an ongoing process for identifying, evaluating and managing significant risks which has been in place for the year under review and up to the date of approval of this Annual Report & Accounts.

Risk factors

The business of Morgan is affected by a number of factors, many of which are influenced by macroeconomic trends and are therefore outside the Company's immediate control, although as shown above the identification and management of such risk is systematically assessed. As CSR matters have only been specifically included in the risk management processes since 2003 the supply chain has not yet been fully assessed in this regard.

Communications with shareholders

The importance of entering into a dialogue with major shareholders in the Company is recognised and meetings are held in order to achieve a mutual understanding of objectives. In this respect, the Chief Executive and Finance Director make themselves available to major shareholders as appropriate throughout the year, in particular at the time of the preliminary and interim announcements.

The Annual General Meeting is attended by all members of the Board and by a representative of the auditors. At the end of the Meeting the results of the proxy voting on all resolutions are provided for all attendees. In addition, following the formal Meeting, individual shareholders have an opportunity to meet personally with the Directors and other senior management. The Company's website is also used for informing existing and potential investors of Morgan's results and other developments.

Verification of financial controls

The Directors believe that the Group's system of internal financial controls is assessed and monitored to an extent which provides reasonable, but not absolute, assurance that the assets of the Group are safeguarded, transactions are authorised and recorded in a correct and timely manner and that such controls would prevent and detect, within a timely period, material errors or irregularities.

Following the appointment of a head of Internal Audit in late 2002, a plan for internal audit visits for 2003 and 2004 was implemented during the year. Seven sites were visited during 2003.

The Directors monitor the process of internal audit and, having taken account of the above and having also reviewed the scope of the work carried out by the Group's external auditors, are not aware of any significant weakness or deficiency in the Group's system of internal financial control.

Directors' responsibilities for the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that the accounts comply with these requirements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By Order of the Board

David Coker Secretary
18 February 2004

Corporate social responsibility

In the 2002 Annual Report, Morgan reported for the first time on Corporate Social Responsibility, which the Board recognises as an integral part of Corporate Governance, and for which the Board takes overall responsibility. During 2003, Nigel Howard was responsible for CSR and following his retirement in December 2003, responsibility has been taken by Warren Knowlton, supported by Dr Alan Begg who is the Executive Committee member responsible for the Group's environmental and health and safety matters.

Advances have been made across a number of the areas highlighted in the 2002 Annual Report, but given the extent of the reorganisation of the Group, overall progress has been slower than anticipated, and the Board intends to address this in 2004.

Core values statement

In the 2002 Annual Report the Board reiterated Morgan's long-standing commitment to its social, environmental and ethical responsibilities, and it is currently formulating a statement which summarises these core values. Although employees are already made aware of this commitment through a variety of training programmes, a key objective for 2004 is to ensure that these values are embedded in the culture of every operating company.

Human resources

Morgan's employment policies insist on full compliance with UN guidance on human rights and minimum working age, and ensure equal opportunity and diversity amongst employees, regardless of sex, race, religion, culture, creed, age or disability.

2003 was a year during which all Morgan's global businesses were involved in substantial restructuring, which included business closures, disposals and redundancies. Morgan's policy of implementing these actions in a fair, dignified and respectful manner was fully operational. Corporate and local management worked hard to ensure that full and effective communication processes were in place, alongside appropriate employee support structures.

Whilst restructuring was the predominant HR activity during the year, Morgan continued to devote time and resources to the development of its people through a number of high quality developmental programmes in Europe and North America.

The appointment of a Director of Communications in April has helped progress Morgan's declared intention to extend and enhance its internal and external communication processes. A quarterly magazine, *Morgan Update* is now issued, and is translated into 8 languages. The establishment of an effective communication network, during the year, coupled with the implementation of focused "Employee Surveys," has created a solid platform from which to move forward in 2004.

Environmental and Health and Safety ("EHS") matters

The main features of the Group's EHS policy are:

- to comply with EHS legislation, regulations and other applicable requirements;
- to minimise the environmental impact of historic, current and future operations;
- to conduct operations in such a manner in order to avoid unacceptable risk to human health and safety;
- to supply products that will not present unacceptable risk to human health and safety when used in compliance with product safety communications and common safety practices;
- to establish measurement tools for and continuously monitor EHS performance;
- to set objectives for the continuous improvement of EHS performance.

EHS audits of the European and North American facilities have now been completed. The programme to cover major facilities in the rest of the world is planned for completion during 2004.

The programme of regular EHS compliance audits of the European and American facilities has been maintained, and extended further to include facilities in Africa and Asia. These audits have been supplemented by specific environmental assessments associated with the Group restructuring projects.

Although the extensive changes across the Group have postponed the establishment of Group-wide baseline EHS performance indicators for implementation of improvement programmes, significant progress has been made at individual sites. Morgan also continued to achieve compliance with internationally recognised Environmental Management Systems. Murugappa Morgan Thermal Ceramics Ltd in India and Morganite Inc in the USA are two manufacturing sites that were accredited to ISO 14001 in 2003.

The targets for 2004/2005 include:

1. To extend compliance with ISO 14001, or equivalent environmental management systems, to 50% of the Group's manufacturing capacity.
2. To maintain reporting by the Group's manufacturing facilities of CO_2 emissions, water usage, and waste to enable collective and individual site improvement targets to be set.
3. To agree Group-wide health and safety improvement targets on lost time from work place injuries.
4. To develop baseline health and safety policies and procedures to minimise the impacts on the business of occupational health and safety issues.

Ethical trading

The majority of appropriate employees throughout the World have now completed anti-trust compliance training. In addition, for those employees who received training during 2002, the first annual independent audit, since the introduction of the new procedures, has been carried out. This demonstrated that such procedures have been strictly followed within those businesses. The standard terms and conditions of purchase are in the process of being amended to ensure that every supplier is aware of and agrees to abide by Morgan's own core values.

Community involvement

Our businesses continue to support the local communities within which they operate and provide support for schools, youth organisations and local charities, not only through money raised but through time spent.

In 2003 Morgan provided £113,562 in charitable donations (2002: £173,463).

CSR verification

Having undertaken an extensive external review of its CSR policies and procedures in 2002, the Board concentrated in 2003 on strengthening CSR performance across the Group, where appropriate. The Board has considered the potential external verification of the Group's CSR performance, but has limited this to external professional advice on specific health and safety and environmental matters as required.

By Order of the Board

David Coker Secretary
18 February 2004

Remuneration report

Composition of the Remuneration Committee

The members of the Committee are Sir Alan Cox, Mr D C Godwin and Mr L Kylberg, all of whom are independent, under the Chairmanship of Sir Clive Whitmore who is the senior independent non-executive Director. The biographies of the Committee members are listed on pages 24 and 25.

Compliance

The principles applied by the Remuneration Committee in forming their policy for 2003 were consistent with the best practice provisions of the Principles of Good Governance and Code of Best Practice issued by the Financial Services Authority ("the Combined Code") and the Company has throughout the year under review complied with the provisions set out in The Director's Remuneration Report regulations 2002 and with the Listing Rules.

Policy on remuneration of executive Directors and senior executives

a) Total Level of Remuneration
The Remuneration Committee aims to ensure that remuneration packages offered are competitive and designed to attract, retain and motivate executive Directors and senior executives of the right calibre in order to run the Company successfully. The Committee consults with the Chief Executive and has access to external remuneration consultants, which enables appropriate comparisons to be made.

The intention is to ensure rewards are linked to corporate and individual performance. This policy takes account of the decentralised and differing nature of the Morgan businesses in addition to reflecting the technical challenges which the Company faces in a global market place. Performance is assessed against the performance of the relevant global business in respect of the remuneration of senior Global Business Presidents and against the performance of the Group for the Executive Committee.

b) The Main Components
The Company has in place performance related reward policies with measurable targets. These are designed to reduce the proportion of fixed remuneration and provide for a growing element of "at risk" pay, which is only available when good results are achieved. In this way, there is a strong link between reward and performance which should be beneficial to shareholders, employees and the Company. The targets are set on the basis of being challenging performance criteria reflecting the Company's objectives.

The main components are:

i Basic Salary
Basic salary for each executive Director is determined by the Remuneration Committee, taking into account the performance of the individual and information taken from independent sources covering 330 of the FTSE 350 companies and some 2,000 directors on the rates of salary for similar jobs in a selected group of comparable companies. The Committee, which has not appointed a particular organisation to provide advice, relies on specific comparator information taken from a relevant Towers Perrin Executive pay review and also from the Incomes Data Services Directors' Pay Reports. A salary review for Directors and senior executives was carried out in July 2003.

ii Annual Bonus
The targets for annual bonus are set by the Remuneration Committee balancing the short term and longer term. Superior performance is encouraged by providing challenging performance goals, which must be achieved before the maximum bonus is payable. The bonus scheme includes individual objectives and targets linked to the Group's performance. The Committee believes this "at risk" element of reward closely relates shareholder and employee ambitions and has chosen the criteria below to reflect such return.

The annual bonus is not pensionable.

The bonus scheme which has been implemented for 2004 is designed to reward the achievement of "stretch" targets and foster the continued development of inter-global business co-operation. It is focused upon rewarding outstanding performance in operating profit and free cash flow. It provides the opportunity of earning a bonus of up to 50% of basic salary with 75% of that opportunity being provided through operating profit performance and 25% of the opportunity deriving from free cash flow.

Operating profit for the purposes of the scheme is defined as the profit before tax, net finance charges, goodwill amortisation and all exceptional items at the discretion of the Remuneration Committee. Free cash flow is the operating profit as adjusted for depreciation and goodwill amortisation, movement of working capital and provisions, capital expenditure, proceeds and profit/loss on sale of fixed assets, tax, and net finance charges but before dividend payments and other such payments at the discretion of the Remuneration Committee.

The mechanism for payment of up to 50% of basic salary will be based as follows:

No performance bonus will be payable unless 2003 actual figures are exceeded

Operating profit	% of basic salary payable
120% of 2003 actual	7.50
2004 budget	37.50
Free cash flow	
3 x 2003 actual	2.50
2004 budget	12.50

The above is considered appropriate because it will align executive reward with shareholder return. The same scheme is also applicable to members of the Executive Committee.

In addition to this scheme, a maximum of 10% of salary will be available on the achievement of personal objectives. This criteria is applicable to each of the executive Directors.

The Group Chief Executive has the opportunity to earn up to 100% of basic salary.

A similar scheme existed in 2003. The mechanism for payment of the 2003 bonus was as follows:

Operating profit	% of basic salary payable
125% of 2002 actual	7.50
2003 budget	18.75
125% of 2003 budget	37.50
Free cash flow	
125% of 2002 actual	2.50
2003 budget	6.25
125% of 2003 budget	12.50

The scheme for 2003 provided a payout of 20% of basic salary based on a sliding scale as above plus a further 10% for achievement of personal objectives making a total of 30%. The figures for the executive Directors are shown in the table on page 34. The bonus for Mr Knowlton was 50%.

iii Share Schemes
The Company believes that share ownership by the executive Directors and senior executives strengthens the link between their personal interests and those of the shareholders. Executive share options are not granted at a discount at the time of grant and must be held for a minimum period of three years. Options granted since 1996 to senior and middle management personnel have performance criteria for the exercise of those options based on the growth in the Company's earnings per share over the three year period following grant and will require the growth in earnings per share to outperform inflation by at least 6% in aggregate over that period. No executive share options were granted to Directors in 2003.

Full details of all options in issue are shown on page 34.

Options issued to Directors, (as shown in the share option table on page 34) on 25 October 1993, do not have performance criteria, which was common practice at the time. These options lapsed and were not exercised on 24 October 2003.

Those Directors who received options under the Company employee Sharesave scheme are included in the table on page 34. No performance conditions apply to those options.

The Morgan General Employee Benefit Trust ("The Trust"), relating to the US, holds 140,805 Ordinary shares in the Company and the independent trustees can at their discretion utilise such shares in order to satisfy any obligations which may exist under employee share schemes.

A total of 336,064 Ordinary shares are held by the Morgan General Employee Trust. The Committee has sought advice from Inbucon on its share schemes.

c) Companies Used for Comparison
In assessing all aspects of pay and benefits, Morgan compares the packages offered by similar companies. These companies are chosen having regard to:

i the size of the company – its turnover, profits and number of people employed;

ii the diversity and complexity of its businesses;

iii the geographical spread of its businesses; and

iv its growth and expansion profile.

d) Company Policy on Contracts of Service
Mr W D Knowlton, who joined the Company in December 2002, was appointed Chief Executive Officer on 6 January 2003 and has a two-year notice period in his service contract which will reduce to one year with effect from the AGM to be held in 2004. All Directors will then be on a one-year notice period from that date. Morgan will apply the principle of mitigation to any payment of compensation on termination. The following table shows details of the contracts currently in place for Directors who have served during the year.

Name	Date of contract	Unexpired term	Notice period	Provision for compensation
Mr W D Knowlton	09.12.02	2 yrs 5 mths	2 yrs*	Notice period
Mr N G Howard	15.03.96	Early retirement	1 yr 10mths	See schedule of Directors' benefits on page 34
Mr W E Macfarlane	09.10.02	Resigned	2 yrs	See schedule of Directors' benefits on page 34
Mr N R Young	08.04.02	9 yrs 4 mths	1 yr	Notice period

*With effect from AGM to be held in 2004 notice period reduced to one year.

e) Company Pensions Policy Regarding executive Directors
Morgan's executive Directors, with the exception of Mr W D Knowlton, participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme which is a contributory, Inland Revenue approved, final salary, funded occupational pension scheme. Its main features are:

i a normal pension age of 60;

ii pension at normal pension age of two thirds of final pensionable salary, subject to completion of 15 years' service for those who commenced their employment with the Group on or before 17 March 1987 and 20 years in respect of post March 1987 employment;

iii life assurance cover of four times basic salary;

iv dependant's pension on death.

Pensionable salary is the member's basic salary averaged over the three years prior to retirement. All plan benefits are subject to Inland Revenue limits.

In addition, where an executive Director's benefits in the approved scheme are limited by the "Earnings Cap" imposed by the Finance Act 1989, the Director may participate in the Morgan Additional Retirement Scheme which is a non-contributory, Inland Revenue unapproved, defined contribution, occupational pension scheme. This scheme provides a tax-free lump sum retirement benefit at a normal pension age of 60, derived from employer contributions based on the approved scheme's pensionable salary. However, as the scheme is unapproved by the Inland Revenue, employer contributions are treated as "benefits-in-kind" for income tax purposes. The Director may also elect to receive life assurance cover of four times basic salary in excess of the "Earnings Cap", the cost being deducted from the employer contribution.

Mr W D Knowlton who is not a member of the above schemes receives a pension allowance derived from employer contributions based notionally on the approved scheme pensionable salary.

f) Total shareholder return

The following graph charts the total cumulative shareholder return for the five-year period to 4 January 2004:

Shareholder return for the five-year period 5 January 1999 to 4 January 2004


160
140
120
100
80
60
40
20
0
FTSE 350
Morgan Crucible
Jan 99
Mar 99
May 99
Jul 99
Sep 99
Nov 99
Jan 00
Mar 00
May 00
Jul 00
Sep 00
Nov 00
Jan 01
Mar 01
May 01
Jul 01
Sep 01
Nov 01
Jan 02
Mar 02
May 02
Jul 02
Sep 02
Nov 02
Jan 03
Mar 03
May 03
Jul 03
Sep 03
Nov 03
Jan 04

The index selected was the FTSE 350 as it was considered to be a broad comparator group of companies.

Directors' Interests

Directors' interests in the Ordinary share capital of the Company are as follows:

	As at 5 January 2003 or date of appointment	As at 4 January 2004 or date of resignation
Sir Alan Cox	36,060	93,060
Dr E B Farmer	73,719	93,719
Mr D C Godwin	85,000	85,000
Mr N G Howard	125,473	145,473
Mr W D Knowlton	100,000	300,000
Mr L V Kylberg	32,072	52,072
Mr W E Macfarlane	23,436	23,436
Mr J MacHale	80,000	80,000
Mr R N Perle	4,856	4,856
Sir Clive Whitmore	2,793	2,793
Mr N R Young	22,500	47,500

The following Directors purchased shares at the prices shown during the year:

Name	Date	Number of shares	Price
Sir Alan Cox	11.03.03	57,000	42.0p
Dr E B Farmer	11.03.03	20,000	41.5p
Mr N G Howard	11.03.03	20,000	41.5p
Mr W D Knowlton	11.03.03	100,000	40.0p
	17.03.03	100,000	45.0p
Mr L V Kylberg	11.03.03	20,000	41.5p
Mr N R Young	13.03.03	25,000	42.0p

Further, Dr E B Farmer held 860 7.5p (net) Cumulative Convertible Redeemable Third Preference shares of £1 each (2002: 860 shares) in the Company which were redeemed at par on 31 July 2003.

The Auditors are required to report on the following information in this section of the report.

Directors' share options

	At 5 January 2003	Granted	Exercised	Lapsed	At 4 January 2004 or date of resignation	Exercise price	Earliest date of exercise	Expiry date
Dr E B Farmer	141,570	–	–	141,570	–	–	–	–
Mr N G Howard*	46,103	–	–	46,103	–	–	–	–
	15,281	–	–	–	15,281	61.84p	01.12.05	31.05.06
Mr W D Knowlton	1,750,000	–	–	–	1,750,000	59.50p	10.12.05	09.12.12
Mr W E Macfarlane	25.000	–	–	25,000	–	–	–	–
Mr N R Young	150,000	–	–	–	150,000	178.50p	22.05.05	21.05.12

*The options still outstanding relating to Mr N G Howard are in respect of The Morgan Sharesave Scheme.

All of the above outstanding options will be adjusted to take account of the rights issue announced on 19 February 2004.

Mr W D Knowlton will be granted options over 250,000 shares during 2004 subject to any adjustment for the rights issue and in addition the following options on the dates indicated at an option price being the mid-market price at the close of business on the last business day before the day of grant:

1 January 2005 – 250,000
1 January 2006 – 250,000

Schedule of Directors' pay and benefits

Executive Directors	Basic salary £	Annual bonus £	Other benefits £	2003 Total emoluments £	Company pension contributions £	Compensation for loss of office** £	2003 total remuneration £	2002 total remuneration £
Mr N G Howard*	294,350	199,610	32,725	526,685	99,397	713,147	1,339,229	380,577
Mr W D Knowlton	456,750	231,750	59,588	748,088	163,309	–	911,397	30,237
Mr W E Macfarlane	102,918	20,583	12,869	136,370	117,610	1,151,800	1,405,780	100,481
Mr N R Young	253,750	77,250	17,583	348,583	76,557	–	425,140	233,052
2003 Total	1,107,768	529,193	122,765	1,759,726	456,873	1,864,947	4,081,546	744,347
2002 Total	544,909	–	49,409	594,318	150,029	–	744,347	

* Included within Mr N G Howard's annual bonus is an ex-gratia payment of £110,000 to reflect the additional responsibilities taken on by him in his role as acting Chief Executive Officer prior to Mr W Knowlton taking up his role in January 2003.

** As part of the compensation payments for loss of office Mr N G Howard and Mr W E Macfarlane received £165,530 and £657,800 respectively as a lump sum pension payment.

The other benefits referred to above include private medical insurance, the provision of a company car and fuel and in respect of Mr W D Knowlton an overseas living allowance.

Pension benefits earned by the Directors

The executive Directors listed below participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme which is a contributory, Inland Revenue approved, final salary, occupational pension scheme.

Executive Directors	Accrued benefit at 5 January 2004 £	Increase in accrued benefits excluding inflation (A) £	Increase in accrued benefits including inflation £	Transfer value of (A) less Directors' contributions £	Transfer value of accrued benefits at 5 January 2003 £	Transfer value of accrued benefits at 4 January 2004 £	Increase/ (decrease) in transfer value less Directors' contributions £
Mr N G Howard	194,734	15,595	20,477	225,373	2,326,846	3,067,923	721,208
Mr W E Macfarlane	5,475	3,265	3,325	14,954	11,458	36,757	18,647
Mr N R Young	17,520	943	1,395	8,304	157,807	206,794	46,215

Notes to pension benefits

a) The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.

b) The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN 11, less the Director's contributions.

c) Members of the scheme have the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.

Mr Warren Knowlton has a pension allowance of £163,309 which is included in the Schedule of Directors' pay and benefits above.

Non-executive Directors

Non-executive Directors receive a basic fee plus reimbursement of expenses incurred in attending Board, Strategy and other meetings. None of the non-executive Directors has a service contract with the Company although they do have letters of appointment which contain no obligations relating to any notice period. There are no obligations on the Company to make any payments in lieu of notice to any non-executive Director. The non-executive Directors do not participate in any of the incentive, share or share option plans. Dr E B Farmer's share options were awarded to him at the time when he was an executive Director of the Company. No further awards had been made to him since he was appointed a non-executive Director.

The fee payable to each of the non-executive Directors relating to their responsibilities other than the Chairman and who are listed on page 25 and who served throughout the year are as indicated in the table below.

Non-executive Directors	Basic fees	Other benefits	Total 2003	Total 2002
Sir Alan Cox	£25,000	–	£25,000	£25,000
Dr E B Farmer	£175,000	£33,552	£208,552	£191,373
D G Godwin	£25,000	–	£25,000	£25,000
L Kylberg	£29,505	–	£29,505	£25,000
J MacHale	£6,250	–	£6,250	–
R N Perle	£12,500	–	£12,500	£25,000
Sir Clive Whitmore	£25,000	–	£25,000	£25,000
Total	£298,255	£33,552	£331,807	£316,373

Mr R N Perle and Dr E B Farmer retired as non-executive Directors on 6 June and 12 December 2003 respectively.

Mr J MacHale was appointed a non-executive Director on 1 October 2003.

There are no awards outstanding under the Company's Long Term Incentive Plan.

There has been no change in the interests of the Directors between 4 January 2004 and 18 February 2004.

The share price at the year-end was 134.75 pence and the high and low during year were 148.5 pence and 31.5 pence respectively.

Sir Clive Whitmore Chairman, Remuneration Committee

For and on behalf of the Board
18 February 2004

Shareholder information

Analysis of shareholdings as at 4 January 2004

		Number of shareholders	% of total	Number of shares	% of share capital
Size of holding	1–2,000	9,478	75.18	6,285,240	2.71
	2,001–5,000	1,980	15.70	6,252,141	2.69
	5,001–10,000	494	3.92	3,558,611	1.53
	10,001–50,000	368	2.92	7,946,286	3.43
	50,001–100,000	73	0.58	5,199,183	2.24
	100,000 and above	214	1.70	202,752,099	87.40
		12,607	100	231,993,560	100
Holding classification	Individuals	10,366	82.22	15,393,426	6.64
	Nominee companies	2,032	16.14	212,613,990	91.65
	Insurance	2	0.01	1,055,925	0.45
	Trust (pension funds etc)	22	0.17	147,917	0.06
	Others	185	1.46	2,782,302	1.20
		12,607	100	231,993,560	100

Key dates

Dividends	Subject to the relevant detailed terms and approvals of the Board of Directors where applicable	
	5.5% Cumulative First Preference shares of £1 each and 5.0% Cumulative Second Preference shares of £1 each	1 April 2004 and 1 October 2004
Annual General Meeting		23 April 2004
Financial results	The interim results are issued in September with the Report and Accounts for the year normally posted in March	

Other information

Capital gains tax	The market values of quoted shares and stocks at 31 March 1982 were:	
	Ordinary shares of 25 pence each	122.5 pence
	5.5% Cumulative First Preference shares of £1 each	30.5 pence
	5.0% Cumulative Second Preference shares of £1 each	28.5 pence
	For capital gains tax purpose, the cost of Ordinary shares is adjusted to take account of rights issues. Any capital gains arising on disposal will also be adjusted to take account of indexation allowances. Since the adjustments will depend on individual circumstances, shareholders are recommended to consult their professional advisers	
Share price	The price of the Company's Ordinary shares can be obtained through the Financial Times Cityline Service Telephone: 0906 003 3416 or 0906 843 3416 (calls will be charged at premium rates)	

Company details

Registered office	Morgan House, Madeira Walk, Windsor, Berkshire SL4 1EP Telephone: 01753 837000 Fax: 01753 850872 Website: www.morgancrucible.com	Registered in England No 286773

Company registrars

Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
Telephone: 0870 162 3100
Website: www.capitaregistrars.com

Report of the auditors

Independent auditors' report to the members of The Morgan Crucible Company plc

We have audited the accounts on pages 38 to 66. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Report and the Directors' remuneration report. As described on page 29, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 27 to 29 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Directors' remuneration report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and the Group as at 4 January 2004 and of the loss of the Group for the year then ended; and
- the accounts and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

18 February 2004

8 Salisbury Square
London
EC4Y 8BB

Accounting policies

Basis of preparation

The accounts are prepared under the historical cost convention, modified to include the revaluation of certain land and buildings, and comply with all applicable accounting standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's accounts. The accounts adopt Financial Reporting Standard (FRS) 17 *Retirement Benefits* in line with the transitional timetable laid down by the Standard.

The balance sheets for the current year and the comparative period have been drawn up as at 4 January 2004 and 4 January 2003 respectively. The profit and loss, cash flow and total recognised gains and losses statements are for the years ended 4 January 2004 and 4 January 2003. For convenience these periods and balance sheet dates are referred to in the body of the accounts as "2003" and "2002" respectively.

Basis of consolidation

The Group accounts include the accounts of the Company and its subsidiary undertakings made up to 4 January 2004. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition.

Results of material businesses discontinued or sold are included in the results for the year up to the date of relinquishing control and analysed as discontinued operations; the comparatives are restated to reflect those businesses as discontinued. The surplus over the net asset value and the write-off of goodwill is shown as an exceptional item.

Under Section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

Goodwill

Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 4 January 1998, when FRS10 *Goodwill and Intangible Assets* was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal. There is a corresponding credit to reserves for any goodwill which had already been written off to reserves on acquisition.

Purchased goodwill (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 4 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, normally 20 years.

On the subsequent disposal or termination of a business acquired since 4 January 1998, the profit or loss on disposal or termination is calculated after charging/crediting the unamortised amount of any related positive goodwill/negative goodwill.

In the Company's financial statements, investments in subsidiary undertakings, associates and joint ventures are stated at cost less any impairment in value.

Goodwill arising on shares of associated undertakings and joint ventures acquired up to 4 January 1998 have been written off to reserves. Goodwill arising on subsequent acquisitions is capitalised.

Foreign currencies

The results and cash flows of overseas subsidiary undertakings are translated using average exchange rates for the year. The assets and liabilities of overseas subsidiary undertakings at the balance sheet date are translated at year end rates of exchange. All exchange differences arising on consolidation have been dealt with through reserves. Gains and losses on the disposal of businesses are calculated using exchange rates applicable on the date that the transaction took place. Exchange differences arising on foreign currency borrowings taken out to hedge against foreign currency assets have been dealt with through reserves, to the extent permitted by SSAP20 *Foreign Currency Translation*.

Turnover

Turnover represents the invoiced value of sales by Morgan companies to third parties, exclusive of sales taxes, less returns and allowances given in the normal course of trade.

Depreciation

Depreciation and amortisation are provided to write off the costs less the estimated residual value of assets by equal annual instalments over the expected useful lives of fixed assets. The principal useful lives used for depreciation are:

Buildings	50 years
Plant – Presses, Kilns and Furnaces	10 – 20 years
– Other	10 years
Fixtures	10 – 20 years
Computer Software	3 – 10 years
Motor Vehicles	3 years
Purchased Goodwill	20 years

Government grants

Government grants for capital expenditure are credited to a deferred income account and are released to revenue over the expected useful life of the relevant asset by equal annual instalments. Grants of a revenue nature are credited to income in the period to which they relate.

Fixed assets

Following the introduction of FRS15 *Tangible Fixed Assets* the transitional provisions for revalued land and buildings were adopted. The relevant properties will be carried at the revalued amount and no further revaluations will take place. Additional information can be found in note 13 on page 51.

Leasing and hire purchase agreements

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under the leases and hire purchase contracts are included as liabilities in the balance sheet.

The interest elements of the rental obligations are charged in the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals payable under operating leases are charged in the profit and loss account on a straight line basis over the lease term.

Stocks

Stocks and work in progress have been valued at the lower of cost and net realisable value. For this purpose 'cost' means direct cost and direct expenses including applicable overheads less provisions for obsolescence and for inter-company profit on unsold stocks.

Deferred taxation

Deferred tax is recognised in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS19. Deferred tax assets are recognised to the extent that the Directors consider that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Pensions

Contributions are made to the UK pension schemes in accordance with actuarial advice and are charged to the profit and loss account so as to spread the pension cost over the anticipated period of service of the pension scheme members. The actuarial surpluses on the UK schemes are being spread over the expected remaining service lives of current employees. Overseas schemes have been accounted for in accordance with SSAP24 *Accounting for Pension Costs* or local best practice. Where the local best practice is followed, the resulting charge is not materially different from the charge which would arise under SSAP24. Post retirement medical care costs are accounted for on an accruals basis with the estimated actuarial liability being amortised over the average life of the relevant employees.

Derivative instruments

The Group uses derivative instruments from time to time in order to hedge exposure to changes in interest rates and exchange rates. The receipts and payments on interest rate derivatives are recognised over the lifetime of the relevant instrument. Forward foreign exchange contracts are used to give certainty to the value of future foreign currency flows or to the value of foreign currency assets and liabilities. The positions covered by such contracts are translated at the contracted rate of exchange.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year other than cash.

Consolidated profit and loss statement

for the year ended 4 January 2004

	Note	2003 Total £m	2002 Restated* Total £m
Turnover			
Continuing operations		**827.3**	830.5
Discontinued operations		**22.3**	49.8
Group turnover	2	**849.6**	880.3
Other operating income		**3.3**	3.7
		852.9	884.0
Operating profit before goodwill amortisation and operating exceptionals			
Continuing operations		**41.5**	29.9
Discontinued operations		**1.1**	4.2
		42.6	34.1
Operating exceptionals	4	**(67.3)**	(57.3)
Operating (loss) before goodwill amortisation		**(24.7)**	(23.2)
Goodwill amortisation		**(7.5)**	(7.7)
Operating (loss)			
Continuing operations		**(32.8)**	(34.2)
Discontinued operations		**0.6**	3.3
Group operating (loss)	2	**(32.2)**	(30.9)
Corporate exceptional items			
Discontinued operations			
– Loss on sale of businesses		**(21.3)**	(8.6)
Continuing operations			
– Disposal of fixed assets		**(2.3)**	(3.4)
– Loss on partial disposal of businesses		**(6.5)**	(3.0)
	6	**(30.1)**	(15.0)
(Loss) on ordinary activities before interest and taxation		**(62.3)**	(45.9)
Net finance charges and similar items	7	**(15.7)**	(12.8)
(Loss) on ordinary activities before taxation		**(78.0)**	(58.7)
Taxation credit (including exceptional tax credit of £4.4 million (2002: £6.9 million credit))	8	**2.4**	0.5
(Loss) on ordinary activities after taxation		**(75.6)**	(58.2)
Equity minority interest		**(1.4)**	(1.2)
Net (loss) attributable to The Morgan Crucible Company plc		**(77.0)**	(59.4)
Preference dividends on non-equity shares	10	**(1.2)**	(2.1)
Retained (loss) for the year	24	**(78.2)**	(61.5)

	2003		2002	
	Before goodwill amortisation	**After goodwill amortisation**	Before goodwill amortisation	After goodwill amortisation
(Loss)/earnings per share (note 11)				
– underlying	**9.6p**	**6.4p**	5.0p	1.7p
– basic	**(30.5p)**	**(33.7p)**	(23.2p)	(26.5p)
– diluted		**(33.7p)**		(26.5p)
– underlying diluted		**6.3p**		1.7p

*Restated comparatives for the results of operations discontinued in the year.

Consolidated and Company balance sheets

as at 4 January 2004

		The Group		The Company	
	Note	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Fixed assets					
Intangible assets – goodwill	12	**112.2**	130.5	**–**	–
Tangible assets	13	**386.3**	433.6	**1.7**	1.7
Investment in subsidiary undertakings	14	**–**	–	**811.8**	908.5
Investment in associated undertakings	15	**–**	1.2	**–**	–
Other investments	15	**6.3**	6.0	**1.6**	1.2
		504.8	571.3	**815.1**	911.4
Current assets					
Stocks	16	**131.5**	156.6	**–**	–
Debtors – due within one year	17	**178.2**	188.2	**44.6**	29.1
– due after one year	17	**28.5**	22.9	**7.5**	8.2
Total debtors		**206.7**	211.1	**52.1**	37.3
Cash at bank and in hand		**57.9**	60.5	**17.2**	17.1
		396.1	428.2	**69.3**	54.4
Creditors – amounts falling due within one year	18	**253.1**	331.5	**39.7**	115.1
Net current assets/(liabilities)		**143.0**	96.7	**29.6**	(60.7)
Total assets less current liabilities		**647.8**	668.0	**844.7**	850.7
Creditors – amounts falling due after more than one year					
Amounts payable to subsidiary undertakings		**–**	–	**231.9**	218.6
Borrowings	19	**230.6**	178.6	**166.0**	142.5
Grants for capital expenditure		**0.6**	0.8	**–**	–
		231.2	179.4	**397.9**	361.1
Provisions for liabilities and charges	21	**156.1**	138.2	**8.3**	8.8
		387.3	317.6	**406.2**	369.9
Net assets		**260.5**	350.4	**438.5**	480.8
Capital and reserves					
Equity shareholders' funds					
Called up share capital	23	**58.0**	58.0	**58.0**	58.0
Share premium account	24	**44.4**	44.4	**44.4**	44.4
Revaluation reserve	24	**3.7**	7.4	**–**	–
Merger reserve	24	**–**	–	**91.6**	91.6
Other reserves	24	**1.4**	1.4	**–**	–
Special reserve	24	**6.0**	–	**41.7**	41.7
Capital redemption reserve	24	**28.0**	–	**28.0**	–
Profit and loss account	24	**106.4**	198.6	**172.5**	214.8
		247.9	309.8	**436.2**	450.5
Non-equity shareholders' funds					
Called up share capital	23	**2.3**	30.3	**2.3**	30.3
		250.2	340.1	**438.5**	480.8
Minority interest					
Equity		**10.2**	10.2	**–**	–
Non-equity		**0.1**	0.1	**–**	–
		10.3	10.3	**–**	–
Capital employed		**260.5**	350.4	**438.5**	480.8

The accounts on pages 38 to 66 were approved by the Board of Directors on 18 February 2004 and were signed on its behalf by:

Warren Knowlton Chief Executive Officer

Nigel Young Finance Director

Consolidated cash flow statement

for the year ended 4 January 2004

			2003		2002
	Note	£m	£m	£m	£m
Net cash inflow from operating activities	(a)		**45.3**		75.2
Returns on investments and servicing of finance					
Interest received		**2.3**		2.7	
Interest paid		**(15.8)**		(16.1)	
Preference dividends paid		**(2.3)**		(2.1)	
Net cash (outflow) from returns on investments and servicing of finance			**(15.8)**		(15.5)
Taxation			**(6.0)**		(10.8)
Capital expenditure and financial investments					
Purchase of tangible fixed assets		**(34.3)**		(35.0)	
Other proceeds on sale of tangible fixed assets		**2.0**		8.4	
Purchase of investments		**(0.6)**		(5.8)	
Disposal of investments		**0.9**		20.8	
Net cash (outflow) from capital expenditure and financial investments			**(32.0)**		(11.6)
Acquisitions and disposals					
Acquisition of subsidiary undertakings	(b)	**–**		(0.1)	
Deferred consideration for prior year acquisitions		**(0.4)**		(3.4)	
Disposal of businesses	(c)	**32.8**		(0.7)	
Net cash inflow/(outflow) from acquisitions and disposals			**32.4**		(4.2)
Equity dividends paid			**–**		(17.2)
Cash inflow before use of liquid resources and financing			**23.9**		15.9
Management of liquid resources			**10.3**		3.4
Financing					
Redemption of Preference shares	(e)	**(28.0)**		–	
Increase in bank loans		**274.2**		26.5	
Repayment of bank loans		**(270.5)**		(49.6)	
Repurchase of exchangeable redeemable Preference shares		**–**		(3.9)	
			(24.3)		(27.0)
Net increase/(decrease) in cash in the year			**9.9**		(7.7)
Reconciliation of net cash flow to movement in net borrowings					
Net increase/(decrease) in cash in the year			**9.9**		(7.7)
Cash flow from (increase)/decrease in loans			**(3.7)**		23.1
Cash flow from (decrease) in deposits			**(10.3)**		(3.4)
Cash flow from repurchase of exchangeable redeemable Preference shares			**–**		3.9
Change in net borrowings resulting from cash flows	(d)		**(4.1)**		15.9
Issue of exchangeable redeemable Preference shares			**–**		(0.9)
Bank loans acquired with acquisitions			**–**		(0.5)
Bank loans reduced with disposals			**–**		0.2
Exchange movement	(d)		**6.4**		9.8
Movement in net borrowings during the period			**2.3**		24.5
Opening net borrowings			**(251.6)**		(276.1)
Closing net borrowings			**(249.3)**		(251.6)

Consolidated free cash flow*

for the year ended 4 January 2004

	Note	2003 £m	2002 £m
Net cash inflow from operating activities	(a)	**45.3**	75.2
Net interest paid		**(13.5)**	(13.4)
Taxation		**(6.0)**	(10.8)
Cash earnings		**25.8**	51.0
Dividends paid		**(2.3)**	(19.3)
Post dividend cash flow		**23.5**	31.7
Capital expenditure		**(34.3)**	(35.0)
Proceeds on sale of tangible fixed assets		**2.0**	8.4
Free cash flow		**(8.8)**	5.1
Net outflow in respect of acquisitions	(b)	**–**	(0.1)
Deferred consideration for prior year acquisitions		**(0.4)**	(3.4)
Disposal of businesses	(c)	**32.8**	(0.7)
Net disposal of investments		**0.3**	15.0
Cash inflow after acquisitions and disposals		**23.9**	15.9
Redemption of Preference shares	(e)	**(28.0)**	–
Change in net borrowings resulting from cash flows	(d)	**(4.1)**	15.9
Exchange movement	(d)	**6.4**	9.8
Bank loans acquired with acquisitions		**–**	(0.5)
Bank loans reduced with disposals		**–**	0.2
Issue of exchangeable redeemable Preference shares		**–**	(0.9)
Movement in borrowings during period		**2.3**	24.5
Opening net borrowings		**(251.6)**	(276.1)
Closing net borrowings		**(249.3)**	(251.6)

*The Directors consider free cash flow to be a key performance indicator for the Group.

Notes to the cash flow statement

(a) Reconciliation of operating (loss) to net cash inflow from operating activities

			2003			2002
	Continuing £m	**Discontinued £m**	**Total £m**	Continuing £m	Discontinued £m	Total £m
Operating (loss)	**(32.8)**	**0.6**	**(32.2)**	(34.2)	3.3	(30.9)
Depreciation	**42.7**	**0.7**	**43.4**	45.0	1.7	46.7
Amortisation of goodwill	**7.1**	**0.4**	**7.5**	6.9	0.8	7.7
Loss on sale of plant and machinery	**0.6**	**–**	**0.6**	0.4	–	0.4
Exceptional non-cash operating costs	**15.2**	**–**	**15.2**	17.2	–	17.2
(Increase)/decrease in stocks	**5.0**	**(1.7)**	**3.3**	22.3	(4.7)	17.6
(Increase)/decrease in debtors	**11.5**	**1.8**	**13.3**	4.9	(0.9)	4.0
Increase/(decrease) in creditors	**(15.6)**	**0.2**	**(15.4)**	(4.4)	1.5	(2.9)
Increase/(decrease) in provisions	**9.7**	**(0.1)**	**9.6**	15.5	(0.1)	15.4
Net cash inflow from operating activities	**43.4**	**1.9**	**45.3**	73.6	1.6	75.2

(b) Acquisition of subsidiary undertakings

There were no acquisitions during the year. In 2002, net assets of £0.7 million were acquired for a total consideration of £3.0 million comprising £0.3 million of cash payments and £2.7 million of deferred payments.

(c) Disposal of businesses

The net inflow relates mainly to the disposals of the Superconductors business, the six Coatings operations and the Graflon business.

(d) Analysis of net borrowings

	At 5 January 2003 £m	Cash flow £m	Exchange differences £m	**At 4 January 2004 £m**
Cash at bank and in hand	34.5	7.9	(0.3)	**42.1**
Overdrafts	(3.0)	2.0	0.4	**(0.6)**
Short-term deposits	26.0	(10.3)	0.1	**15.8**
Term loans	(305.3)	(3.7)	6.5	**(302.5)**
Finance leases	(3.8)	–	(0.3)	**(4.1)**
Total borrowings	(251.6)	(4.1)	6.4	**(249.3)**

(e) Analysis of changes in financing during the year

	Share capital and share premium £m
At 4 January 2003	132.7
Redemption of Preference shares	(28.0)
At 4 January 2004	104.7

Consolidated statement of total recognised gains and losses
for the year ended 4 January 2004

	2003 £m	2002 £m
Net (loss) attributable to shareholders	**(77.0)**	(59.4)
(Deficit) on write-off of revalued assets	**(0.3)**	–
Return on investments	**0.3**	(0.3)
Foreign currency translation	**4.5**	(13.2)
Total recognised (losses) relating to the year	**(72.5)**	(72.9)
FRS19 prior year adjustment effected in 2002	**–**	(21.8)
Total recognised (losses) since last annual report	**(72.5)**	(94.7)

Consolidated note of historical cost profits and losses
for the year ended 4 January 2004

	2003 £m	2002 £m
Reported (loss) on ordinary activities before taxation	**(78.0)**	(58.7)
Difference between historical cost depreciation charge and book values for disposals and the actual charge/profit calculated on the revalued amount	**0.1**	0.1
Historical cost (loss) on ordinary activities before taxation	**(77.9)**	(58.6)
Historical cost (loss) for the year retained after taxation, equity minority interests and dividends	**(78.1)**	(61.4)

Consolidated reconciliation of movement in shareholders' funds
for the year ended 4 January 2004

	2003 £m	2002 £m
Net (loss) attributable to shareholders	**(77.0)**	(59.4)
(Deficit) on write-off of revalued assets	**(0.3)**	–
Return on investments	**0.3**	(0.3)
Goodwill written back to profit and loss account on disposals	**11.8**	4.8
Dividends	**(1.2)**	(2.1)
	(66.4)	(57.0)
Redemption of Preference shares	**(28.0)**	–
Foreign currency translation	**4.5**	(13.2)
Net decrease to shareholders' funds	**(89.9)**	(70.2)
Opening shareholders' funds	**340.1**	410.3
Closing shareholders' funds	**250.2**	340.1

Notes to the accounts

1 Segmental information

	Net operating assets		Turnover		Operating profit/(loss)	
	2003 £m	2002 £m	**2003 £m**	2002 Restated £m	**2003 £m**	2002 Restated £m
Product Group						
Electrical Carbon	**131.2**	141.8	**186.0**	199.9	**13.4**	14.6
Engineered Carbon	**59.1**	94.8	**78.4**	74.6	**6.2**	2.5
Technical Ceramics	**103.7**	108.2	**132.5**	135.7	**1.4**	3.2
Insulating Ceramics	**138.1**	152.1	**258.3**	256.8	**17.2**	13.9
Magnetics	**134.3**	168.6	**172.1**	163.5	**3.3**	(4.3)
Continuing operations	**566.4**	665.5	**827.3**	830.5	**41.5**	29.9
Discontinued operations			**22.3**	49.8	**1.1**	4.2
Central assets	**6.3**	8.8				
	572.7	674.3	**849.6**	880.3	**42.6**	34.1
Operating exceptionals					**(67.3)**	(57.3)
Goodwill amortisation					**(7.5)**	(7.7)
Group operating (loss)					**(32.2)**	(30.9)

The central assets include land and buildings, prepayments and other creditors of the non operating and holding companies. The discontinued operations in 2003 are the Superconductors business, the six Coatings operations and the Graflon business.

The operating exceptionals of £67.3 million comprise, Electrical Carbon £18.0 million (2002: £6.9 million), Magnetics £19.8 million (2002: £7.8 million), Engineered Carbon £4.0 million (2002: £7.2 million), Technical Ceramics £10.3 million (2002: £5.2 million), Insulating Ceramics £10.3 million (2002: £17.9 million), and Holding Companies £4.9 million (2002: £12.3 million).

Goodwill amortisation comprises, Electrical Carbon £1.0 million (2002: £1.0 million), Magnetics £4.0 million (2002: £4.1 million), Engineered Carbon £0.5 million (2002: £0.6 million), Technical Ceramics £1.5 million (2002: £1.5 million) and Insulating Ceramics £0.5 million (2002: £0.5 million).

Geographical area
The analysis shown below is based on the location of the contributing companies:

	Net operating assets		Turnover		Operating profit/(loss)	
	2003 £m	2002 £m	**2003 £m**	2002 Restated £m	**2003 £m**	2002 Restated £m
United Kingdom						
Sales in the UK			**37.3**	40.2		
Sales overseas			**43.1**	41.6		
Total United Kingdom	**93.3**	98.1	**80.4**	81.8	**1.1**	1.6
Rest of Europe	**218.5**	241.8	**327.3**	300.2	**20.1**	10.4
The Americas	**195.1**	265.8	**310.6**	353.6	**7.8**	9.8
Far East and Australasia	**55.2**	55.4	**95.8**	83.5	**10.1**	6.4
Middle East and Africa	**4.3**	4.4	**13.2**	11.4	**2.4**	1.7
	566.4	665.5	**827.3**	830.5	**41.5**	29.9
Discontinued operations			**22.3**	49.8	**1.1**	4.2
Central assets	**6.3**	8.8				
	572.7	674.3	**849.6**	880.3	**42.6**	34.1
Operating exceptionals					**(67.3)**	(57.3)
Goodwill amortisation					**(7.5)**	(7.7)
Group operating (loss)					**(32.2)**	(30.9)

1 Segmental information (continued)

	Average number of employees	
	2003	2002
United Kingdom	**1,688**	1,762
Rest of Europe	**4,281**	4,399
The Americas	**4,552**	4,955
Far East and Australasia	**2,945**	2,799
Middle East and Africa	**283**	281
	13,749	14,196
Discontinued operations	**269**	666
	14,018	14,862

The analysis shown below is based on the location of the customer:

	Turnover	
	2003 £m	2002 Restated £m
United Kingdom	**54.3**	53.2
Rest of Europe	**316.4**	293.7
The Americas	**304.6**	345.8
Far East and Australasia	**132.1**	120.0
Middle East and Africa	**19.9**	17.8
	827.3	830.5
Discontinued operations	**22.3**	49.8
	849.6	880.3

	2003 £m	2002 £m
Analysis of net operating assets		
Capital and reserves	**260.5**	350.4
Closing net borrowings	**249.3**	251.6
Current taxation	**38.1**	46.0
Deferred tax	**24.8**	25.2
Dividends	**–**	1.1
Net operating assets	**572.7**	674.3

2 Group operating (loss)/profit

	2003			2002		
	Continuing £m	**Discontinued £m**	**Total £m**	Continuing £m	Discontinued £m	Total £m
Turnover	**827.3**	**22.3**	**849.6**	830.5	49.8	880.3
Operating costs	**(785.8)**	**(21.2)**	**(807.0)**	(800.6)	(45.6)	(846.2)
Group operating profit before operating exceptionals and goodwill amortisation	**41.5**	**1.1**	**42.6**	29.9	4.2	34.1
Operating exceptionals	**(67.2)**	**(0.1)**	**(67.3)**	(57.2)	(0.1)	(57.3)
Group operating (loss)/profit before goodwill amortisation	**(25.7)**	**1.0**	**(24.7)**	(27.3)	4.1	(23.2)
Goodwill amortisation	**(7.1)**	**(0.4)**	**(7.5)**	(6.9)	(0.8)	(7.7)
Group operating (loss)/profit	**(32.8)**	**0.6**	**(32.2)**	(34.2)	3.3	(30.9)

3 Operating costs before exceptional items

	2003			2002		
	Continuing £m	**Discontinued £m**	**Total £m**	Continuing £m	Discontinued £m	Total £m
Change in stocks of finished goods and work in progress	**4.5**	**(1.4)**	**3.1**	9.5	(3.1)	6.4
Raw materials and consumables	**218.5**	**10.4**	**228.9**	213.1	19.9	233.0
Other external charges	**110.5**	**2.0**	**112.5**	112.3	2.8	115.1
Employee costs:						
– wages and salaries	**251.4**	**6.3**	**257.7**	255.9	14.4	270.3
– social security costs	**54.7**	**1.7**	**56.4**	47.5	3.7	51.2
– other pension costs	**21.2**	**0.4**	**21.6**	20.2	0.6	20.8
Total	**327.3**	**8.4**	**335.7**	323.6	18.7	342.3
Depreciation:						
– owned assets	**42.2**	**0.7**	**42.9**	44.2	2.0	46.2
– assets held under finance leases	**0.5**	**–**	**0.5**	0.5	–	0.5
Total	**42.7**	**0.7**	**43.4**	44.7	2.0	46.7
Rentals under operating leases:						
– hire of plant and machinery	**2.5**	**0.3**	**2.8**	3.7	–	3.7
– other operating leases	**6.0**	**–**	**6.0**	5.6	–	5.6
Total	**8.5**	**0.3**	**8.8**	9.3	–	9.3
– other charges and income	**73.8**	**0.8**	**74.6**	88.1	5.3	93.4
– amortisation of goodwill	**7.1**	**0.4**	**7.5**	6.9	0.8	7.7
Other operating charges	**80.9**	**1.2**	**82.1**	95.0	6.1	101.1
Total operating costs before exceptional items	**792.9**	**21.6**	**814.5**	807.5	46.4	853.9

Operating costs for continuing operations include the release of government grants £0.3 million (2002: £0.7 million) and research and development expenditure £15.7 million (2002: £20.0 million).

	2003 £m	2002 £m
The following items are also included in operating costs: Auditors' remuneration KPMG (included is the audit fee for the Company: £0.1 million (2002: £0.1 million))	**1.0**	0.9
Non audit fees paid to KPMG in the UK	**0.1**	0.1

4 Operating exceptionals

The Group has incurred and provided for the costs of restructuring, £60.8 million (2002: £45.0 million), and the costs of ongoing legal claims associated with the Department of Justice enquiry in the USA, and anti-trust investigations in Canada and Europe, £6.5 million (2002: £12.3 million).

5 Directors' emoluments

The remuneration of all executive Directors, including bonus schemes, is shown within the Report of the Remuneration Committee on pages 31 to 35.

6 Corporate exceptional items

The corporate exceptional items relating to the sale of businesses, £21.3 million (2002: £8.6 million), include disposals of the Superconductors business, the six Coatings operations and the Graflon business. The loss on partial disposal of businesses, £6.5 million (2002: £3.0 million), includes the disposal of small, discrete manufacturing facilities in Germany and the US. The goodwill written off as part of the business disposals is £24.2 million (2002: £3.5 million). Disposal of fixed assets, £2.3 million (2002: £3.4 million), relates to various property disposals.

7 Net finance charges and similar income

	2003 £m	2002 £m
Bank and other loans	**16.7**	13.8
Overdrafts and other short-term loans	**0.2**	0.9
Finance leases	**0.3**	0.3
	17.2	15.0
Less – interest receivable	**(1.5)**	(2.2)
Net finance charges	**15.7**	12.8

8 Taxation (credit)/charge

	2003 £m	2002 £m
United Kingdom corporation tax:		
Corporation tax on (loss) for the period at 30% (2002: 30%)	**(0.4)**	6.1
Adjustment in respect of prior years	**(4.5)**	(1.9)
	(4.9)	4.2
Overseas current tax	**3.1**	2.7
Total current tax	**(1.8)**	6.9
Deferred tax:		
United Kingdom	**–**	0.3
Overseas	**(0.6)**	(7.7)
Total deferred tax	**(0.6)**	(7.4)
Total taxation	**(2.4)**	(0.5)

Overseas tax includes a credit of £2.2 million (2002: £5.7 million credit) arising on total exceptional losses of £66.6 million (2002: losses of £58.5 million). United Kingdom tax includes a tax credit of £2.2 million (2002: £1.2 million credit) arising on total exceptional losses of £30.8 million (2002: £13.8 million).

Factors affecting the tax (credit)/charge for the period:
The tax assessed for the period is higher than the standard rate of corporation tax in the UK. The differences are explained below.

	2003 £m	2002 £m
(Loss) on ordinary activities before taxation	**(78.0)**	(58.7)
Taxation on (loss) on ordinary activities at standard rate of UK corporation tax of 30% (2002: 30%)	**(23.4)**	(17.6)
Difference comprises:		
Exceptional items not deductible for tax purposes	**11.3**	9.7
Goodwill amortisation not deductible for tax purposes	**2.3**	2.3
Overseas losses not utilised	**10.8**	4.0
Overseas rate differences	**(1.0)**	1.9
Effect of reversal of timing differences	**0.6**	7.4
Other, including adjustments in respect of prior years	**(2.4)**	(0.8)
Current tax (credit)/charge for the period	**(1.8)**	6.9

9 Net profit

	2003 £m	2002 £m
(Loss)/profit dealt with in the accounts of The Morgan Crucible Company plc	**(13.1)**	8.4

In accordance with the exemptions allowed by Section 230 of the Companies Act 1985 the Company has not presented its own profit and loss account.

10 Dividends

	2003 £m	2002 £m
Preference dividends on non-equity shares	**1.2**	2.1

11 (Loss)/earnings per Ordinary share

a) Basic and underlying (loss)/earnings per share

	2003		2002	
	Before goodwill amortisation £m	**After goodwill amortisation £m**	Before goodwill amortisation £m	After goodwill amortisation £m
(Loss) after tax and minority interest	**(69.5)**	**(77.0)**	(51.7)	(59.4)
Preference dividend	**(1.2)**	**(1.2)**	(2.1)	(2.1)
Basic (loss)	**(70.7)**	**(78.2)**	(53.8)	(61.5)
Adjusted by all post tax exceptional items	**93.0**	**93.0**	65.4	65.4
Underlying earnings	**22.3**	**14.8**	11.6	3.9
Weighted average number of Ordinary shares		**232,018,129**		231,990,704
Basic (loss) per share	**(30.5p)**	**(33.7p)**	(23.2p)	(26.5p)
Underlying earnings per share	**9.6p**	**6.4p**	5.0p	1.7p

The Directors have disclosed an underlying earnings per share as, in their opinion, this gives a better indication of the underlying performance of the Group and assists comparison with the results of earlier years.

b) Diluted earnings

	2003 £m	2002 £m
Basic and diluted (loss)	**(78.2)**	(61.5)
Adjusted by all post tax exceptional items	**93.0**	65.4
Underlying diluted earnings	**14.8**	3.9
Weighted average number of Ordinary shares	**232,018,129**	231,990,704
Dilutive effect of share option schemes	**1,677,339**	2,718,929
	233,695,468	234,709,633
Diluted (loss) per share	**(33.7p)**	(26.5p)
Diluted underlying earnings per share	**6.3p**	1.7p

12 Intangible assets – goodwill

	2003 £m
Cost	
At 5 January 2003	**153.2**
Exchange movements	**1.8**
Disposal of businesses	**(15.1)**
Goodwill adjustments arising on prior year acquisitions	**0.1**
At 4 January 2004	**140.0**
Amortisation	
At 5 January 2003	**22.7**
Exchange movements	**0.3**
Provided during the year	**7.5**
Eliminated in respect of disposals	**(2.7)**
At 4 January 2004	**27.8**
Net book value at 4 January 2004	**112.2**
Net book value at 4 January 2003	**130.5**

13 Tangible assets

	The Group			The Company		
	Land and buildings £m	Plant, equipment and fixtures £m	Total £m	Land and buildings £m	Plant, equipment and fixtures £m	Total £m
Cost or as valued*						
At 5 January 2003	216.1	537.7	753.8	1.8	2.3	4.1
Exchange movements	(0.7)	(15.1)	(15.8)	–	–	–
Additions	4.0	26.8	30.8	–	0.2	0.2
Less: disposals and write-offs	(12.5)	(32.1)	(44.6)	–	(0.1)	(0.1)
At 4 January 2004	206.9	517.3	724.2	1.8	2.4	4.2
Made up of						
– Assets valued in 1989	24.3	–	24.3	–	–	–
– Other revaluations	4.6	–	4.6	–	–	–
– Other items at cost	178.0	517.3	695.3	1.8	2.4	4.2
	206.9	517.3	724.2	1.8	2.4	4.2
Aggregate depreciation						
At 5 January 2003	32.9	287.3	320.2	0.4	2.0	2.4
Exchange movements	0.3	(10.2)	(9.9)	–	–	–
Amount provided for in the year	5.4	38.0	43.4	–	0.2	0.2
	38.6	315.1	353.7	0.4	2.2	2.6
Less: eliminated in respect of disposals and write-offs	(1.4)	(14.4)	(15.8)	–	(0.1)	(0.1)
At 4 January 2004	37.2	300.7	337.9	0.4	2.1	2.5
Net book amounts at 4 January 2004	169.7	216.6	386.3	1.4	0.3	1.7
Net book amounts at 4 January 2003	183.2	250.4	433.6	1.4	0.3	1.7

*The transitional arrangements for revalued land and buildings have been adopted in line with FRS15. The relevant properties will be carried at the revalued amount and no further revaluations will take place.

13 Tangible assets (continued)

Land and buildings at cost or as valued comprise the following:

	The Group £m	The Company £m
– Freehold	186.0	–
– Long leases	5.1	–
– Short leases	15.8	1.8
	206.9	1.8

The freehold and leasehold properties owned by the Group, other than those in the United States of America (of which the majority were valued on acquisition), Brazil and Mexico, were revalued by the Directors in 1989 based on professional valuations by Messrs Gerald Eve, Chartered Surveyor (i.e. on an open market valuation). The Directors reviewed the 1989 valuations in 1991 and, where necessary, reduced them after taking into consideration information supplied by the independent advisers. Group land and buildings, shown above at valuation of £28.9 million (2002: £29.5 million), would have been stated under historical cost rules at cost £20.5 million (2002: £20.2 million) and at net book amount £11.4 million (2002: £11.1 million).

The net book value of the Group's fixed assets includes £3.4 million (2002: £4.5 million) in respect of assets held under finance leases.

14 Investment in subsidiary undertakings

	The Company		
	Shares £m	Loans £m	Total £m
Cost			
At 5 January 2003	564.1	440.8	1,004.9
Additions	0.6	10.5	11.1
Less: Disposals/loan repayments	(0.3)	(105.0)	(105.3)
At 4 January 2004	564.4	346.3	910.7
Amounts provided			
At 5 January 2003	92.7	3.7	96.4
Provided in the year	2.5	–	2.5
At 4 January 2004	95.2	3.7	98.9
Net book amounts at 4 January 2004	469.2	342.6	811.8
Net book amounts at 4 January 2003	471.4	437.1	908.5

A list of principal subsidiary undertakings is shown on page 67.

15 Associated undertakings and other investments

	Associated undertakings £m	Unlisted investments £m	Other investments £m	Own shares £m	Total £m
The Group					
At 5 January 2003	1.2	0.5	4.8	0.7	7.2
Exchange movements	–	(0.1)	(0.5)	–	(0.6)
Additions	–	–	0.9	–	0.9
Disposals	(1.2)	–	–	–	(1.2)
Distributions	–	–	(0.2)	–	(0.2)
Return on investments	–	–	0.3	–	0.3
Other loss from investments	–	–	(0.1)	–	(0.1)
At 4 January 2004	–	0.4	5.2	0.7	6.3
The Company					
At 5 January 2003			0.5	0.7	1.2
Additions			0.4	–	0.4
At 4 January 2004			0.9	0.7	1.6

Unlisted investments are stated at cost less provisions. The Directors consider that the value of unlisted investments is not less than the book value. Under own shares, a total of 336,064 shares, with a nominal value of 25 pence, are held by The Morgan General Employee Trust ("the Trust"). These shares are the residue of those shares purchased to satisfy awards made under the Long Term Incentive Plan. These remaining shares will be used to satisfy awards granted under share or share option schemes. The shares were acquired at an average cost of 208.1 pence, and at 4 January 2004 had a market value of £453,686. Dividends on the shares owned by the Trust have not been waived. All expenses incurred by the Trust are settled directly by The Morgan Crucible Company plc and charged in the accounts as incurred. The cost of the shares will be expensed to profit and loss account upon the grant of awards under share or share option schemes.

16 Stocks and work in progress

	2003 £m	2002 £m
Raw materials	**37.3**	42.5
Work in progress	**44.2**	62.0
Finished goods	**50.0**	52.1
	131.5	156.6

The Group holds consignment stock amounting to £6.9 million (2002: £9.2 million) which is not reflected in the balance sheet. The majority of this balance is for precious metals which are held on consignment by a subsidiary and for which it is invoiced only when the material is required for production.

17 Debtors

	The Group		The Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Due within one year:				
Trade debtors	**150.6**	162.2	**–**	–
Other debtors	**13.3**	13.1	**1.4**	1.0
Taxation	**–**	–	**1.8**	–
Prepayments and accrued income	**14.3**	12.9	**4.8**	5.1
Amounts receivable from subsidiary undertakings	**–**	–	**36.6**	23.0
	178.2	188.2	**44.6**	29.1
Due after more than one year:				
Prepaid pension contributions	**21.6**	22.9	**7.5**	8.2
Deferred consideration	**6.9**	–	**–**	–
	206.7	211.1	**52.1**	37.3

18 Creditors

	The Group		The Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Due within one year:				
Borrowings	**76.6**	133.5	**23.0**	99.3
Trade creditors	**68.1**	77.2	**2.5**	1.9
Amounts payable to subsidiary undertakings	**–**	–	**2.5**	2.1
Other creditors, including social security	**31.9**	37.1	**4.2**	2.3
Taxation	**38.1**	46.0	**–**	–
Accruals and deferred income	**38.4**	36.6	**7.5**	8.4
Dividends	**–**	1.1	**–**	1.1
	253.1	331.5	**39.7**	115.1

19 Borrowings

	The Group		The Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Variable Rate Demand Note 2018	**22.3**	25.0	**–**	–
6.84% US Dollar Senior Notes 2013	**35.8**	–	**–**	–
6.23% US Dollar Senior Notes 2010	**22.9**	–	**–**	–
8.76% US Dollar Senior Notes 2006	**2.9**	4.2	**–**	–
7.93% US Dollar Senior Notes 2004	**2.8**	6.2	**–**	–
9.11% US Dollar Senior Notes 2003	**–**	3.1	**–**	–
Bank and other loans	**215.8**	266.8	**178.0**	233.7
Bank overdrafts	**0.6**	3.0	**11.0**	8.1
Obligations under finance leases	**4.1**	3.8	**–**	–
	307.2	312.1	**189.0**	241.8
Less: Amount repayable within one year included within current liabilities	**(76.6)**	(133.5)	**(23.0)**	(99.3)
Total repayable after more than one year	**230.6**	178.6	**166.0**	142.5

19 Borrowings (continued)

	The Group	
	2003 £m	2002 £m
Analysis of maturities		
Within one year	**76.6**	135.0
In more than one year but less than two years	**21.4**	58.8
In more than two years but less than five years	**173.4**	117.3
In more than five years	**35.8**	1.0
	307.2	312.1

Bank and other loans include £0.6million (2002: £0.6 million) of loans secured on assets of the Group.

Included within Bank and other loans are short term drawings of £166.2 million (2002: £142.5 million). These were repayable between 13 February 2004 and 26 May 2004 but have been classified as long term loans as they are drawn down under committed facilities which extend to various dates up to March 2006.

The Variable Rate Demand Note 2018 can be repaid at short notice without penalty. The interest charged is based on US LIBOR plus a margin.

The 6.84% US Dollar Senior Notes 2013 are repayable in seven yearly instalments from 6 March 2007 to 6 March 2013. The 6.23% US Dollar Senior Notes 2010 are repayable in five yearly instalments from 6 March 2006 to 6 March 2010. The 7.93% US Dollar Senior Notes 2004 are repayable on 16 July 2004. The 8.76% US Dollar Senior Notes 2006 are repayable in three yearly instalments from 1 December 2004 to 1 December 2006.

In 2002 the Group entered into an asset securitisation programme in respect of certain of its US trade receivables. Under the terms of this programme an interest in a pool of debtors is sold to a financial institution in exchange for cash, on which interest is payable. A security interest has been granted to the bank over the pool which as at 4 January 2004 consisted of £29.6 million (2002: £36.2 million) of third party trade debtors against which cash received was £22.6 million (2002: £25.0 million). These amounts have not been netted off against debtors. The financial institution does not have recourse to the Group for any receivables that default, and where that default cannot be met from the balance of the pool of debts against which the original loan was made. The Group is responsible for the eligibility of the receivables that it sells.

In 2003 the Group entered into a non recourse sale and assignment of receivables within Europe. As at 4 January 2004 the cash received was £9.5 million. This has not been netted off against debtors.

20 Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in creating and changing the financial risk profile of the Group in its activities can be found in the Financial Review on pages 22 and 23. The disclosures below exclude short term debtors and creditors except for the table showing the currency exposures.

Interest rate risk profile of financial liabilities
The interest rate profile of the financial liabilities of the Group as at 4 January 2004 was as follows:

	Fixed rate financial liabilities				
	£m	Weighted average interest rate %	Weighted average period for which rate is fixed years	Floating rate financial liabilities £m	Total £m
United States Dollar	78.3	6.5	4.3	58.2	136.5
Euro	58.5	3.9	1.0	33.5	92.0
Sterling	–			77.3	77.3
Other currencies	–			1.4	1.4
Total – at 4 January 2004	136.8			170.4	307.2
Total – at 4 January 2003	34.5			277.6	312.1

The floating rate financial liabilities consist primarily of short term drawings under committed, multi-currency, multi-borrower revolving credit facilities. The interest is determined by reference to LIBOR. The amounts shown in the table above take into account the financial instruments used to manage the interest rate profile of financial liabilities.

20 Derivatives and other financial instruments (continued)

Interest rate risk profile of financial assets
The Group held the following financial assets as at 4 January 2004.

	2003 £m	2002 £m
Cash at bank and in hand	**57.9**	60.5
Other investments (see note 15)	**5.2**	4.8
	63.1	65.3

The Group holds principally dollar, sterling and euro cash, which is invested in AAA rated money funds. The other investments consist primarily of Pension Trust investments to fund retirement benefits in the United States.

Currency exposures
As explained in the Financial Review on pages 22 and 23, the Group's objectives in managing the currency exposures arising from its net investment overseas (its structural currency exposures) are to maintain a low cost of borrowings and to retain some potential for currency-related appreciation while partially hedging against currency depreciation. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the Group's main currency exposures at 4 January 2004 that may give rise to net currency gains and losses being recognised in the profit and loss statement in future periods. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved.

As at 4 January 2004, these currency exposures were as follows:

	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operations	Sterling £m	US Dollar £m	Euro £m	Australian Dollar £m	Total £m
Sterling		4.7	16.4	0.1	21.2
US Dollar	–		0.1	–	0.1
Euro	(1.0)	6.1		–	5.1
Australian Dollar	–	(0.2)	(0.1)		(0.3)
Total – at 4 January 2004	(1.0)	10.6	16.4	0.1	26.1
Total – at 4 January 2003	(0.1)	23.2	11.0	–	34.1

The amounts shown in the table above take into account the effect of forward foreign currency contracts entered into to manage these currency exposures.

Borrowing facilities
The Group has various borrowing facilities; the undrawn committed facilities available at 4 January 2004 in respect of which all conditions precedent had been met at that date are as follows:

	2003 £m	2002 £m
Expiring in one year or less	**22.3**	32.6
Expiring in more than one year but not more than two years	**–**	8.4
Expiring in more than two years	**–**	13.9
	22.3	54.9

20 Derivatives and other financial instruments (continued)

Fair values of financial assets and financial liabilities
The table below shows a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 4 January 2004.

	2003		2002	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations				
Bank and other loans	**(302.5)**	**(308.3)**	(305.3)	(306.2)
Bank overdrafts	**(0.6)**	**(0.6)**	(3.0)	(3.0)
Obligations under finance leases	**(4.1)**	**(4.1)**	(3.8)	(3.8)
Cash at bank and in hand	**57.9**	**57.9**	60.5	60.5
Other investments	**5.2**	**5.2**	4.8	4.8
Derivative financial instruments held to manage the interest rate profile				
Interest rate swaps and forward rate agreements	**–**	**(0.3)**	–	(0.7)

Fair values have been calculated by discounting the expected future cash flows at prevailing interest rates. Where the difference between the book value and fair value is not material the book value has been used as the fair value.

Hedges
As explained in the Financial Review on pages 22 and 23 the Group has hedged interest rate risk using both interest rate swaps and forward rate agreements and transactional currency exposures using forward foreign currency contracts. There are no unrecognised gains/(losses) against hedged foreign currency assets and liabilities as these have been translated at the forward contract rates.

The unrecognised gains/(losses) set out below relate only to the interest rate swaps and forward rate agreements.

	2003 £m	2002 £m
Net unrecognised (losses) on hedges at the start of the year	**(0.7)**	(0.9)
Less: Net (losses) arising in previous years that were recognised in the year	**(0.5)**	(0.6)
Net (losses) arising not recognised in the year	**(0.2)**	(0.3)
Net (losses) arising in the year that were not recognised	**(0.1)**	(0.4)
Net unrecognised (losses) on hedges at year end	**(0.3)**	(0.7)
Of which:		
Net (losses) expected to be recognised in the next year	**(0.3)**	(0.5)
Net (losses) expected to be recognised in the year after next	**–**	(0.2)

21 Provisions for liabilities and charges

	Closure and restructuring provisions £m	Pension and similar obligations £m	Other provisions £m	Environmental provisions £m	Deferred taxation £m	Total £m
The Group						
At 4 January 2003	10.3	87.0	11.7	4.0	25.2	138.2
Exchange movements	–	5.9	(0.2)	(0.2)	0.2	5.7
Provided in the year	26.3	5.8	10.4	1.3	(0.6)	43.2
Utilised in the year	(20.1)	(4.7)	(3.8)	(2.4)	–	(31.0)
At 4 January 2004	16.5	94.0	18.1	2.7	24.8	156.1
The Company						
At 4 January 2003	–	–	1.1	–	7.7	8.8
Provided in the year	–	–	–	–	0.2	0.2
Utilised in the year	–	–	(0.7)	–	–	(0.7)
At 4 January 2004	–	–	0.4	–	7.9	8.3

Pension provisions are for various schemes outside the UK which are generally not funded on an ongoing basis.

Other provisions include long service leave for employees in Australia, Germany and Italy, as well as amounts provided for the costs of ongoing legal claims associated with the Department of Justice enquiry in the USA, and anti-trust investigations in Canada.

Environmental provisions are for known environmental issues which the Group will rectify over the next few years. In a number of jurisdictions companies have a constructive obligation to remedy any known environmental problems.

22 Deferred taxation

	The Group		The Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
United Kingdom:				
Accelerated capital allowances	**9.0**	9.5	**5.2**	5.3
Pension	**5.1**	4.5	**1.9**	1.7
Other timing differences	**2.6**	2.7	**0.8**	0.7
	16.7	16.7	**7.9**	7.7
Overseas:				
Accelerated capital allowances	**32.5**	37.3		
Pension	**(3.4)**	(6.3)		
Other timing differences	**(21.0)**	(22.5)		
	24.8	25.2	**7.9**	7.7

23 Called up share capital

	Authorised		Issued	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Equity share capital				
315,363,267 (2002: 315,314,172) Ordinary shares of 25 pence each	**78.8**	78.8		
Fully paid: 232,050,876 (2002: 231,993,560) Ordinary shares of 25 pence each			**58.0**	58.0
	78.8	78.8	**58.0**	58.0
Non-equity share capital				
125,327 authorised and issued 5.5% Cumulative First Preference shares of £1 each, fully paid	**0.1**	0.1	**0.1**	0.1
311,954 authorised and issued 5.0% Cumulative Second Preference shares of £1 each, fully paid	**0.3**	0.3	**0.3**	0.3
Nil (2002: 28,175,021) authorised and issued 7.5 pence (net) *Cumulative Convertible Redeemable Third Preference shares of £1 each*, fully paid	**–**	28.2	**–**	28.2
7,127,765 (2002: 6,636,620) authorised and issued Non Voting Deferred shares of 25 pence each	**1.9**	1.7	**1.9**	1.7
Total non-equity share capital	**2.3**	30.3	**2.3**	30.3
Total share capital	**81.1**	109.1	**60.3**	88.3

Ordinary shares issued
During the year, the Company issued the following Ordinary shares:

Number	Description
49,095	On the conversion of 7.5 pence (net) Cumulative Convertible Redeemable Third Preference shares of £1 each.
8,221	In respect of options exercised under the various Morgan share option schemes.

As at the date of this report 232,083,004 Ordinary shares have been issued (2002: 231,993,560).

The following options were outstanding in respect of Ordinary shares:

			Normal exercise dates ranging	
Number of shares		Exercise price(s)	from	to
2,805,674	The Morgan Executive Share Option Scheme 1995	52.00p–477.50p	17 October 1999	12 December 2012
4,684,009	The Morgan Sharesave Scheme 1995	61.84p–389.20p	1 December 2001	31 May 2007

The 5.5% Cumulative First Preference shares of £1 each and the 5.0% Cumulative Second Preference shares of £1 each confer on the holders thereof the right to receive a cumulative preferential dividend at the rate of 5.5% and 5.0% respectively, calculated up to 30 June and 31 December respectively in every year. The First and Second Cumulative Preference shares shall not entitle the holders thereof to attend or vote at any general meeting unless either:

i the meeting is convened to consider any resolutions for reducing the capital, or authorising any issue of debentures or debenture stock, or increasing the borrowing powers of the Board under the Articles of Association of the Company, or winding up, or sanctioning a sale of the undertaking, or altering the Articles in any manner affecting their respective interests, or any other resolutions directly altering their respective rights and privileges; or

ii at the date of the notice convening the general meeting the Preference dividend is upwards of one month in arrears from the payment date of any half yearly instalment.

On a return of capital on a winding-up the assets of the Company available for distribution shall be applied:

First, in payment to the holders of the First Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.5% per annum.

Second, in payment to the holders of the Second Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.0% per annum.

Third, in repaying the capital paid up or credited as paid up on the Ordinary shares.

Fourth, any surplus shall be distributed rateably amongst the holders of the Ordinary shares in proportion to the nominal amount paid up on their respective holdings of shares in the Company.

The holders of the Non Voting Deferred shares of 25 pence each have no rights to dividends, no voting rights and shall not participate on a winding-up of the Company.

24 Reserves

	Share premium £m	Merger reserve £m	Revaluation reserve £m	Other reserves £m	Special reserve £m	Capital redemption reserve £m	Profit and loss £m
The Group							
At 4 January 2003	44.4	–	7.4	1.4	–	–	198.6
Goodwill written back to profit and loss account on disposals	–	–	–	–	6.0	–	5.8
Transfers between reserves	–	–	(3.5)	–	–	–	3.5
(Deficit) on write-off of revalued assets	–	–	(0.3)	–	–	–	–
Return on investments	–	–	0.3	–	–	–	–
Redemption of Preference shares	–	–	–	–	–	28.0	(28.0)
Foreign currency translation	–	–	(0.2)	–	–	–	4.7
Retained (loss) for the year	–	–	–	–	–	–	(78.2)
	44.4	–	3.7	1.4	6.0	28.0	106.4
The Company							
At 4 January 2003	44.4	91.6	–	–	41.7	–	214.8
Redemption of Preference shares	–	–	–	–	–	28.0	(28.0)
Retained (loss) for the year	–	–	–	–	–	–	(14.3)
	44.4	91.6	–	–	41.7	28.0	172.5

A Special Resolution to cancel the Share Premium Account was passed at the Annual General Meeting of the Company held on 11 June 1993. This cancellation was confirmed by an Order of the High Court of Justice, Chancery Division, on 14 July 1993. The amount of £88.9 million standing to the credit of the Share Premium Account on 14 July 1993 was transferred to the Special Reserve against which goodwill on consolidation can be written off. This reserve, together with the amounts standing to the credit of the Share Premium Account on 12 October 1990 of £71.5 million, on 19 June 1987 of £38.9 million and on 27 July 1989 of £12.3 million which were transferred following previous Orders of the High Court, becomes distributable to the extent of subsequent increases in issued Share Capital and Share Premium Account.

The amount of reserves of The Morgan Crucible Company plc that may not be distributed under Section 264(3) of the Companies Act 1985 is £207.5 million (2002: £179.5 million).

The cumulative amount of goodwill eliminated against reserves in respect of subsidiary undertakings continuing to trade as members of the Group and which has not subsequently been written off through the profit and loss account is £205.0 million (2002: £216.8 million). The £205.0 million has been debited against the Merger reserve £77.7 million and the Special reserve £127.3 million.

25 Capital commitments

Commitments for tangible fixed asset expenditure for which no provision has been made in these accounts amounts to £3.8 million (2002: £3.0 million) for the Group and £nil (2002: £nil) for the Company.

26 Leasing Commitments

Operating leasing commitments during the next year, for which no provision has been made in these accounts, are:

	The Group		The Company	
	Land and buildings £m	Other £m	Land and buildings £m	Other £m
2004	0.7	0.4	–	0.1
2005	0.5	0.3	–	–
2006	0.9	2.0	0.3	–
2007	0.1	0.5	–	–
2008	0.5	0.4	–	–
2009 and thereafter	3.7	–	1.5	–
	6.4	3.6	1.8	0.1

27 Pensions and other retirement costs

The Group operates a number of pension schemes throughout the world. The major schemes are of the funded defined benefit type. The assets of the schemes are held in separate trustee administered funds. The trustee of The Morgan Group Senior Staff Pension and Life Assurance Scheme ("SSS") is Law Debenture MC Senior Pension Trust Corporation; the trustee of The Morgan Pension Scheme ("MPS") is Morgan Crucible Pension Trustees Limited, both of which are wholly owned subsidiary undertakings of The Law Debenture Pension Trust Corporation Plc. Both have been trustees of the UK schemes since 1986. Neither of the UK schemes holds any shares in the Company or any of its subsidiary undertakings, has loaned or will loan any scheme assets to the Company or its subsidiary undertakings or made or will make any cash loan to the Company or its subsidiary undertakings.

The total pension cost for the Group was £21.6 million (2002: £20.8 million) of which £15.4 million (2002: £16.4 million) relates to the overseas schemes. The pension cost relating to the UK schemes, The MPS and The SSS is assessed in accordance with the advice of a qualified actuary using the projected unit credit method. The latest actuarial valuations of The MPS and The SSS were on 6 April 2002 and 1 April 2003 respectively. At those dates the market values of the assets of the two schemes were £150 million and £62.9 million respectively and the actuarial values of the assets were sufficient to cover 106% of the benefits that had accrued to members of The MPS and 88% of the benefits that had accrued to members of The SSS after allowing for expected future increases in earnings. The MPS surplus has been allocated towards the reduction of employer contribution rates over the average remaining service lives of members of the scheme which is approximately 13 years, whilst the SSS employer contribution rates have been increased to pay off the deficit, the rates to be reviewed at subsequent valuations.

27 Pensions and other retirement costs (continued)

The average annual assumptions used for calculating the pension cost under SSAP24 are:

	MPS	SSS
Investment return	7.0%	7.0%
Pay increases	5.0%	5.0%
Retail Price Index increases	3.0%	3.0%

The Group operates approximately 70 overseas schemes with some 25% of these schemes being defined contribution schemes. Most of the defined benefit schemes are operated in the USA, Australia, Italy and Germany. A review of the major overseas schemes was carried out during 2003 and no material surpluses, or unprovided deficiencies on a current funding level, were identified which required adjustment in the accounts. A further review is planned for 2004. The charge to the profit and loss account in respect of the overseas schemes has been determined in accordance with SSAP24 or local best practice. Where local best practice is followed the resulting charge is not materially different from SSAP24. The disclosure requirements under FRS17 are in note 30.

Four of the US subsidiary undertakings provide post retirement medical care to former employees. These costs are accounted for on an accruals basis with the estimated actuarial liability being amortised over the average life of the relevant employees. The cost for the year was £0.3 million (2002: £0.4 million). The estimated actuarial liability is £1.6 million (2002: £1.9 million).

28 Guarantees and contingent liabilities

Guarantees by The Morgan Crucible Company plc have been given for bank facilities of subsidiary undertakings totalling £86.6 million (2002: £40.0 million) of which £86.6 million (2002: £40.0 million) have been utilised. The Company has also issued guarantees for the performance by certain subsidiary undertakings of obligations under leases and a Precious Metals facility in the USA.

There are contingent liabilities on bills discounted by the Group amounting to £0.2 million (2002: £0.3 million).

The Group is the subject of legal claims in the US that arose subsequent to the conclusion in 2002 of the US Department of Justice anti-trust enquiry. These claims are being vigorously defended. The competition investigations in Canada remain ongoing whereas those in Europe have been concluded without any fines being imposed on the Group.

The Board, having taken legal advice, are of the opinion that the ongoing actions/investigations will not have a material impact on the Group's financial position.

In an international group a variety of claims arise from time to time. Provision has been made in these accounts against those claims which the Directors consider meet the requirements of FRS12 *Provisions, Contingent Liabilities and Contingent Assets* and are likely to result in significant liabilities.

29 Related parties

The Directors have reviewed transactions with related parties (as defined in FRS8, *Related Party Disclosures*) and have concluded that there are no material transactions which require disclosure which have not been acknowledged elsewhere in the Annual Report and Accounts.

30 FRS17 (Retirement Benefits) transitional disclosure

The transitional disclosures required by FRS17 are based on the assumptions stated below.

Assumptions 2003	Discount rate %	Salary increase %	Inflation %	Deferred pensions increase %	Increase pensions payments %
UK	5.75	3.50	2.50	2.50	2.50–3.00
Germany	5.00	2.00	1.00	2.00	1.00
Rest of Europe	5.00	2.00	1.00	N/A	N/A
USA	6.25	2.75	N/A	N/A	N/A
Rest of the World	5.75	3.25	N/A	N/A	N/A

Assumptions 2002	Discount rate %	Salary increase %	Inflation %	Deferred pensions increase %	Increase pensions payments %
UK	5.75	3.75	2.25	2.25	2.25–3.00
Germany	5.00	2.00	1.00	2.00	1.00
Rest of Europe	5.00	2.00	1.00	N/A	N/A
USA	6.75	3.25	N/A	N/A	N/A
Rest of the World	5.75	3.25	N/A	N/A	N/A

Assumptions 2001	Discount rate %	Salary increase %	Inflation %	Deferred pensions increase %	Increase pensions payments %
UK	6.00	4.50	2.50	2.50	2.50–3.00
Germany	5.75	2.75	1.75	2.75	1.75
Rest of Europe	5.75	2.75	1.75	N/A	N/A
USA	7.25	4.25	N/A	N/A	N/A
Rest of the World	6.50	4.00	N/A	N/A	N/A

Expected equity and bond rates of return	Equities 2003 %	Bonds 2003 %	Equities 2002 %	Bonds 2002 %	Equities 2001 %	Bonds 2001 %
UK	8.00	4.50	8.25	4.75	8.50	5.00
Germany	–	–	–	–	–	–
Rest of Europe	–	–	–	–	–	–
USA	8.75	6.25	9.25	6.75	9.75	6.25
Rest of the World	8.25	5.75	8.25	5.75	9.00	6.50

Values 2003	Equities £m	Bonds £m	Other £m	Total market value of assets £m	Present value of scheme liabilities £m	Surplus/(deficit) £m
Pension schemes						
UK	**144.6**	**67.4**	**–**	**212.0**	**(239.5)**	**(27.5)**
Germany	**–**	**–**	**–**	**–**	**(75.1)**	**(75.1)**
Rest of Europe	**–**	**–**	**–**	**–**	**(5.3)**	**(5.3)**
USA	**42.7**	**18.6**	**–**	**61.3**	**(87.8)**	**(26.5)**
Rest of the World	**5.0**	**1.4**	**0.2**	**6.6**	**(6.1)**	**0.5**
	192.3	**87.4**	**0.2**	**279.9**	**(413.8)**	**(133.9)**
Other pension schemes						**(3.3)**
Net liability						**(137.2)**
Of this net liability, the following amount has already been provided: Unfunded pension and similar obligations included in provisions for liabilities and charges (note 21).						**94.0**
Net amount not provided in the accounts						**(43.2)**

30 FRS17 (Retirement Benefits) transitional disclosure (continued)

Values 2002	Equities £m	Bonds £m	Other £m	Total market value of assets £m	Present value of scheme liabilities £m	Surplus/(deficit) £m
Pension schemes						
UK	158.8	26.3	–	185.1	(238.9)	(53.8)
Germany	–	–	–	–	(69.3)	(69.3)
Rest of Europe	–	–	–	–	(4.6)	(4.6)
USA	40.8	15.4	–	56.2	(94.6)	(38.4)
Rest of the World	3.9	1.1	0.3	5.3	(5.1)	0.2
	203.5	42.8	0.3	246.6	(412.5)	(165.9)
Other pension schemes						(3.1)
Net liability						(169.0)
Of this net liability, the following amount has already been provided: Unfunded pension and similar obligations included in provisions for liabilities and charges						87.0
Net amount not provided in the accounts						(82.0)

Values 2001	Equities £m	Bonds £m	Other £m	Total market value of assets £m	Present value of scheme liabilities £m	Surplus/(deficit) £m
Pension schemes						
UK	195.9	18.9	7.4	222.2	(234.8)	(12.6)
Germany	–	–	–	–	(65.0)	(65.0)
Rest of Europe	–	–	–	–	(4.8)	(4.8)
USA	57.4	16.8	1.7	75.9	(94.2)	(18.3)
Rest of the World	2.8	0.8	2.3	5.9	(5.6)	0.3
	256.1	36.5	11.4	304.0	(404.4)	(100.4)
Other pension schemes						(2.1)
Net liability						(102.5)
Of this net liability, the following amount has already been provided: Unfunded pension and similar obligations included in provisions for liabilities and charges						85.1
Net amount not provided in the accounts						(17.4)

30 FRS17 (Retirement Benefits) transitional disclosure (continued)

	2003					
	Funded and unfunded defined benefit schemes UK £m	Funded and unfunded defined benefit schemes Germany £m	Funded and unfunded defined benefit schemes Rest of Europe £m	Funded and unfunded defined benefit schemes USA £m	Funded and unfunded defined benefit schemes Rest of the World £m	Total £m
Profit and loss account						
Amounts charged to operating profit:						
Current service cost	(4.8)	(1.5)	(0.8)	(4.6)	(2.7)	**(14.4)**
Past service cost	–	(0.4)	–	6.3	–	**5.9**
Gains and losses on settlements and curtailments	–	1.7	–	0.1	–	**1.8**
Total operating charge	(4.8)	(0.2)	(0.8)	1.8	(2.7)	**(6.7)**
Amounts charged to net finance costs:						
Expected return on pension scheme assets	14.2	–	–	4.4	0.5	**19.1**
Interest on pension scheme liabilities	(13.6)	(3.7)	(0.3)	(5.7)	(0.3)	**(23.6)**
Net return	0.6	(3.7)	(0.3)	(1.3)	0.2	**(4.5)**
Total charged to the profit and loss account	(4.2)	(3.9)	(1.1)	0.5	(2.5)	**(11.2)**
Statement of total recognised gains and losses						
Actual return less expected return on pensions scheme assets	17.2	–	–	6.1	–	**23.3**
As percentage of scheme assets	8.11%	N/A	N/A	9.92%	0.00%	**8.20%**
Experience gains/(losses) arising on scheme liabilities	12.7	(0.2)	0.2	1.1	0.1	**13.9**
As percentage of present value of scheme liabilities	5.30%	(0.26%)	3.33%	1.25%	0.90%	**3.30%**
Changes in assumptions underlying the present value of scheme liabilities	(3.3)	–	–	(5.4)	–	**(8.7)**
Actuarial gain/(loss) recognised in the STRGL	26.6	(0.2)	0.2	1.8	0.1	**28.5**
As percentage of present value of scheme liabilities	11.11%	(0.26%)	3.33%	2.04%	0.90%	**6.75%**
Movement in surplus/(deficit) in the year						
Surplus/(deficit) at beginning of the year	(53.8)	(70.6)	(5.3)	(39.1)	(0.2)	**(169.0)**
Current service cost	(4.8)	(1.5)	(0.8)	(4.6)	(2.7)	**(14.4)**
Employer contributions	4.0	4.0	0.5	6.3	2.2	**17.0**
Gains and losses on settlements and curtailments	–	1.7	–	0.1	–	**1.8**
Past service costs	–	(0.4)	–	6.3	–	**5.9**
Finance charges	0.6	(3.7)	(0.3)	(1.3)	0.2	**(4.5)**
Actuarial gains/(losses) recognised in the STRGL	26.6	(0.2)	0.2	1.8	0.1	**28.5**
Foreign exchange	–	(6.2)	(0.3)	4.0	–	**(2.5)**
Surplus/(deficit) at end of the year	(27.4)	(76.9)	(6.0)	(26.5)	(0.4)	**(137.2)**

If FRS17 had been fully implemented then the net liability would be shown separately on the face of the balance sheet. The Group would need to provide a further £43.2 million on this basis. It would also need to write back to reserves the SSAP24 prepayment of £21.7 million. Deferred tax at the balance sheet date would be reduced by £14.0 million.

These adjustments have no effect on present bank covenants.

30 FRS17 (Retirement Benefits) transitional disclosure (continued)

						2002
	Funded and unfunded defined benefit schemes UK £m	Funded and unfunded defined benefit schemes Germany £m	Funded and unfunded defined benefit schemes Rest of Europe £m	Funded and unfunded defined benefit schemes USA £m	Funded and unfunded defined benefit schemes Rest of the World £m	Total £m
Profit and loss account						
Amounts charged to operating profit:						
Current service cost	(5.0)	(1.3)	(1.0)	(4.8)	(1.7)	(13.8)
Past service cost	–	–	–	(0.1)	–	(0.1)
Gains and losses on settlements and curtailments	–	1.7	–	(0.5)	–	1.2
Total operating charge	(5.0)	0.4	(1.0)	(5.4)	(1.7)	(12.7)
Amounts charged to net finance costs:						
Expected return on pension scheme assets	17.7	–	–	6.1	0.4	24.2
Interest on pension scheme liabilities	(14.0)	(3.9)	(0.3)	(6.3)	(0.3)	(24.8)
Net return	3.7	(3.9)	(0.3)	(0.2)	0.1	(0.6)
Total charged to the profit and loss account	(1.3)	(3.5)	(1.3)	(5.6)	(1.6)	(13.3)
Statement of total recognised gains and losses						
Actual return less expected return on pensions scheme assets	(49.3)	–	–	(17.1)	(0.8)	(67.2)
As percentage of scheme assets	(26.63%)	N/A	N/A	(29.95%)	(7.62%)	(26.58%)
Experience gains/(losses) arising on scheme liabilities	14.0	1.3	–	2.1	0.7	18.1
As percentage of present value of scheme liabilities	5.86%	1.84%	N/A	2.18%	6.54%	4.29%
Changes in assumptions underlying the present value of scheme liabilities	(7.2)	(1.3)	–	(4.7)	–	(13.2)
Actuarial gain/(loss) recognised in the STRGL	(42.5)	–	–	(19.7)	(0.1)	(62.3)
As percentage of present value of scheme liabilities	(17.79%)	0%	N/A	(20.48%)	(0.93%)	(14.77%)
Movement in surplus/(deficit) in the year						
Surplus/(deficit) at beginning of the year	(12.6)	(66.1)	(5.2)	(19.0)	0.4	(102.5)
Current service cost	(5.0)	(1.3)	(1.0)	(4.8)	(1.7)	(13.8)
Employer contributions	2.6	3.3	1.6	3.8	1.3	12.6
Gains and losses on settlements and curtailments	–	1.7	–	(0.5)	–	1.2
Past service costs	–	–	–	(0.1)	–	(0.1)
Finance charges	3.7	(3.9)	(0.3)	(0.2)	0.1	(0.6)
Actuarial gains/(losses) recognised in the STRGL	(42.5)	–	–	(19.7)	(0.1)	(62.3)
Foreign exchange	–	(4.3)	(0.4)	1.4	(0.2)	(3.5)
Surplus/(deficit) at end of the year	(53.8)	(70.6)	(5.3)	(39.1)	(0.2)	(169.0)

If FRS17 had been fully implemented then the net liability would be shown separately on the face of the balance sheet. The Group would need to provide a further £82.0 million on this basis. It would also need to write back to reserves the SSAP24 prepayment of £22.9 million. Deferred tax at the balance sheet date would be reduced by £16.7 million.

These adjustments have no effect on present bank covenants.

Principal subsidiary undertakings

The Morgan Crucible Company plc

Carbon companies	Country of incorporation and principal place of business
*M Krug SA Industria & Comercia Limitada	Brazil
Morganite Electrical Carbon Limited	England
Morganite Special Carbons Limited	England
*Morgan Rekofa GmbH	Germany
*Elettrolitica Del Basso Nera SpA	Italy
*Morganite Luxembourg S.A.	Luxembourg
*National Electrical Carbon B.V.	Netherlands
*Morganite South Africa Pty. Limited	South Africa
*Karahm Company Limited (93.2% interest)	South Korea
*Morgan Advanced Materials and Technology Inc.	USA
*Morganite Inc.	USA
*National Electrical Carbon Products Inc.	USA
*VAC Magnetics Corporation	USA
*Morgan Chemical Products, Inc.	USA

Magnetics company	Country of incorporation and principal place of business
*Vacuumschmelze GmbH	Germany

Ceramics companies	Country of incorporation and principal place of business
*Morganite do Brasil Industrial Limitada	Brazil
Shanghai Morgan Matroc Technical Ceramics Company Limited (90% interest)	China
Dalian Morgan Refractories Limited (70% interest)	China
Morgan Advanced Ceramics Limited	England
Morgan Electro Ceramics Limited	England
Morganite Crucible Limited	England
*Thermal Ceramics UK Limited	England
*Thermal Ceramics de France S.A.	France
*Carl Nolte Söhne GmbH & Co K.G.	Germany
*Thermal Ceramics Deutschland GmbH & Co K.G.	Germany
*W. Haldenwanger Technische Keramik GmbH & Co K.G.	Germany
*Murugappa Morgan Thermal Ceramics Limited (51% interest)	India
*Thermal Ceramics Italiana S.r.l.	Italy
Shinnika Thermal Ceramics Corporation (50% interest)	Japan
Grupo Industrial Morgan S.A. de C.V.	Mexico
*Thermal Ceramics South Africa Pty. Limited	South Africa
*Morgan Advanced Ceramics Inc.	USA
*Thermal Ceramics Inc.	USA

Other subsidiary undertakings	Country of incorporation and principal place of business
*Morganite Canada Corporation	Canada
*Morganite Industries Inc.	USA

100% ownership of ordinary share capital, unless otherwise stated.

*Denotes companies some or all of whose shares are owned by a subsidiary.

The following German subsidiaries which are included in the Group consolidated accounts are utilising the regulations of article 264 paragraph III and article 264b German Commercial Code to be liberated from preparing audited statutory accounts:

- W Haldenwanger Technische Keramik GmbH & Co K.G.
- Thermal Ceramics Deutschland GmbH & Co K.G.

Statistical information

	1999 £m	2000 £m	2001 £m	2002 £m	**2003** **£m**
Turnover	862.4	1,051.1	1,024.5	880.3	**849.6**
Operating profit before goodwill amortisation and operating exceptionals	94.6	104.4	64.3	34.1	**42.6**
Operating profit/(loss) before goodwill amortisation	77.1	104.4	64.3	(23.2)	**(24.7)**
Goodwill amortisation	(2.0)	(5.8)	(7.7)	(7.7)	**(7.5)**
Group operating profit/(loss)	75.1	98.6	56.6	(30.9)	**(32.2)**
Corporate exceptional items	32.6	10.2	(17.6)	(15.0)	**(30.1)**
Net finance charges and similar items	(13.5)	(16.2)	(19.2)	(12.8)	**(15.7)**
Profit/(loss) on ordinary activities before taxation	94.2	92.6	19.8	(58.7)	**(78.0)**
Taxation	(32.7)	(30.5)	(12.5)	0.5	**2.4**
Profit/(loss) on ordinary activities after taxation	61.5	62.1	7.3	(58.2)	**(75.6)**
Minority interests and preference dividends	(2.9)	(3.8)	(3.5)	(3.3)	**(2.6)**
Profit/(loss) attributable to the ordinary shareholders	58.6	58.3	3.8	(61.5)	**(78.2)**
Ordinary dividends	(36.9)	(36.9)	(17.2)	–	**–**
Retained profit/(loss) for the period	21.7	21.4	(13.4)	(61.5)	**(78.2)**
Assets employed					
Goodwill	107.9	112.6	138.4	130.5	**112.2**
Tangible fixed assets	489.2	493.4	490.3	433.6	**386.3**
Investments	6.2	18.5	23.1	7.2	**6.3**
Net current assets	288.5	142.0	159.3	96.7	**143.0**
Total assets less current liabilities	891.8	766.5	811.1	668.0	**647.8**
Term loans and exchangeable redeemable preference shares	334.2	188.7	261.2	178.6	**230.6**
Provisions and other items	127.0	116.6	128.4	139.0	**156.7**
	430.6	461.2	421.5	350.4	**260.5**
Financed by					
Shareholders' funds	414.7	447.0	410.3	340.1	**250.2**
Minority interests	15.9	14.2	11.2	10.3	**10.3**
	430.6	461.2	421.5	350.4	**260.5**
Ordinary dividends per share	15.9p	15.9p	7.4p	–	**–**
Earnings/(loss) per share					
– basic	25.3p	25.1p	1.6p	(26.5p)	**(33.7p)**
– basic before goodwill amortisation	26.1p	27.6p	5.0p	(23.2p)	**(30.5p)**
– diluted	25.1p	24.9p	1.6p	(26.5p)	**(33.7p)**
– underlying	22.4p	22.5p	9.2p	1.7p	**6.4p**
– underlying before goodwill amortisation	23.2p	25.0p	12.5p	5.0p	**9.6p**

Designed and produced by Radley Yeldar (London)

The Morgan Crucible Company plc
Morgan House
Madeira Walk
Windsor
Berkshire SL4 1EP